                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            Vianet Technologies, Inc.
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             (Exact Name of Registrant as Specified in Its Charter)

                Nevada                                 87-0434285
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   (State or Other Jurisdiction of                  (I.R.S. Employer
    Incorporation or Organization)                Identification No.)

                   83 Mercer Street, New York, New York             10012
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                (Address of Principal Executive Offices)         (Zip Code)

      (Registrant's telephone number, including area code) (212) 219-7680
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Securities to be registered under Section 12(b) of the Act:

        Title of Each Class               Name of Each Exchange on Which
        to be so Registered               Each Class is to be Registered


-----------------------------------     -----------------------------------


-----------------------------------     -----------------------------------


Securities to be registered under Section 12(g) of the Act:

                     Common Stock, $.001 par value per share
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                                (Title of Class)

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                                (Title of Class)

Item 1. Business.

Overview

         We design and market advanced data compression technology and computer networking products that allow our customers to deliver integrated voice, video and data communication services to be used for network access, value-added services, and E-commerce applications.

         Our data compression products are designed to utilize patented wavelet compression techniques that allow for the delivery of high quality video, multimedia content and data over the Internet with less expense, delay and bandwidth usage. We believe that this technology allows us to provide our customers with a competitive advantage by providing high quality desktop video applications at high data transfer rates. We intend to utilize this technology as the foundation for our value added services, Internet and E-commerce business, and we expect this technology to serve as our main focus for future expansion. Our objective is to become a leading provider of enabling technology and applications that allow customers to capitalize on the Internet's rapid growth as a commercial forum.

         We also develop, manufacture and sell computer fiber optic networking products, communications technologies. Our networking products use proprietary technology as well as technology licensed from our former subsidiary, Develcon Electronics, Ltd. These products enable efficient inter- and intra- networking with high-throughput communications, and they provide a global customer base in our targeted network access markets.

         We believe that our combined product portfolio will allow us to excel in the network access, Internet, E-commerce, and value added services market segments. We intend to continue our development as a serious competitor in these and other niche market segments in the burgeoning communications marketplace.

Compression Technology Products, E-Commerce and Value Added Services

         We develop and sell data compression technologies for software and hardware applications, utilizing a patented wavelet compression technique. Wavelet based technologies deliver data, video and multimedia content faster than conventional compression techniques. Furthermore, wavelet compression uses dramatically less bandwidth, costs less and yields higher quality Internet video and still imagery than conventional techniques. In addition, this technology is flexible enough to be used in a variety of compression products for many types of data. Our key products include the Lightning Strike suite of products that include the following:

         o LS Video Messenger - a product that enables users to send V-Mail, which consist of the E-mailing of a video file;
         o LS Video Interactive - a Video Conferencing product;
         o LS Power Zoom - a product that allows a user to zoom and pan on still images; and
         o LS Video Stream - a streaming video product that allows users to view video on demand.

         All of these products utilize our wavelet technology, and offer customers high quality desktop video applications at high speeds. Our technology will serve as the foundation for our value added services and E-commerce business.

         We intend to market these products to the Internet, E-Commerce and value added services market segments in unique applications such as video mail, video on demand streaming, real time streaming video and IP video conferencing. We believe that these value added services afford customers a distinct competitive edge by allowing high quality desktop video applications to be delivered at high speeds.

Networking and Communications Products

         We also design, manufacture and sell networking products and systems. We produce fiber optic access equipment and specialize in the application of access and exchange technologies to improve network efficiency and reliability. We focus on the commercial multimedia communications and telecommunications markets by providing equipment that interfaces carrier access and enterprise fiber optic networks. Our current product lines, including the Starpoint fiber optic multiplexer, offer communications companies high bandwidth technology to reach consumer markets more efficiently. We market these technologies to communications companies seeking to interface carrier access and enterprise fiber optic networks. In the future, we plan to integrate our proprietary technology and technology exclusively licensed from our former subsidiary, Develcon, to expand our network access product lines.

Industry Background

         In the last several years, personal computers have become a mainstay in the home and workplace. This growth has increased the need to share information among users and has given rise to a rapidly expanding data networking and communications industry.

         Our data networking products supply multiprotocol information transport platforms that manage and distribute voice, data and video streams across fiber optic networks. These types of products are typically utilized by public networks, telecommunications and cable companies, but are the future for all business and home data, voice and video communication.

         Our data compression products include hardware and software designed to allow high quality transmission of data using less bandwidth. Data compression techniques use mathematical and processing routines to reduce the amount of data required to represent an image. In compression, the pixels of an image are decorrelated from each other, coded using a mathematical set of values and decoded back to the original image. Data compression products aim to rapidly obtain maximum compression with minimum loss of data upon restoration. Efficient data compression is increasingly important as transmissions include more still and moving images. This is compounded in an E-commerce environment that is dependant upon the detail of images and customers' ability to manipulate images for a "virtual" shopping experience.

Our Strategy

         We intend to develop a global company that focuses in three key areas of public and private networks:

         o Network Access;
         o Value-added services, and
         o E-Commerce applications.

         We have built, and continue to build, a foundation to support these key objectives through our acquisitions of Vianet Access, Inc. and Vianet Labs, Inc. These acquisitions have provided us with advanced technologies that help access networks and exchange networks operate and interact efficiently and reliably. In addition, they have positioned us to supply the emerging commercial telecommunications with innovative and cost effective integrated access device
(IAD) solutions to public access providers and private network and enterprise network operators.

         Our short term plans focus on the following key areas:

         o integrating our subsidiaries' operations into our overall operations;
         o completing to delivery of an initial product line; and
         o increasing the market penetration of our Internet access, video and bandwidth products.

         Our long-term plans focus on the following key areas:

         o integrating product development, manufacturing and marketing between our subsidiaries;
         o seeking and identifying potential acquisition targets; and
         o raising additional capital to fund our proposed activities.

         As the portfolio of our products and technologies evolves, we will focus on potential acquisition targets to provide enabling technologies for video server companies, multimedia integrators and developers, as well as additional access technologies.

Products and Services

         The following is a summary of the products and services that we are currently provide, or are developing, in our target markets of network access, value added services and E-commerce:


               Vianet Product and Service Areas By Market Segment

--------------------------------------------------------------------------------------------------------------------
            Network Access                      Value Added Services                        E-Commerce
--------------------------------------- -------------------------------------- -------------------------------------
          Fiber Access Nodes                      Image Compression                       Image Zooming
            Voice over IP                     Voice and Data Streaming                  Image Compression
              ADSL, ISDN                      Real Time Streaming Video              Voice and Data Streaming
             T1, E1, V.35                            Video Mail                     Real Time Streaming Video
                                                    Voice over IP                           Video Mail
                                                 Facial Recognition                       Voice over IP

         In addition to the foregoing, we have an exclusive license to market products and source code for the product lines of our former subsidiary, Develcon. Such license covers the Athena product lines to Fortune 100 companies based in the United States, as well as a non-exclusive license to market all of Develcon's product lines to other customers worldwide. In the future, we plan to integrate our proprietary technology and the technology that we have exclusively licensed from our former subsidiary, Develcon, to expand our network access product lines.

         Compression Technologies and Products

         Our patented wavelet compression techniques deliver video, multimedia and data at higher compression ratios, increased transmission speeds, improved image quality rate and lower cost than similar products currently on the market. Wavelet technology provides a flexible tool for the following applications:

         o E-retail zooming;
         o real time streaming video;
         o IP video conferencing;
         o video mail;
         o image compression; and
         o multimedia communication and storage value added services.

We believe that these value added services afford customers a competitive edge by allowing unparalleled desktop video applications to be delivered at high speeds.

         We currently provide the following visual and compression technologies for bandwidth-conscious multimedia enterprises seeking efficient Inter- and Intranets for their business:

                   Visual and Compression Technology Products

--------------------------------------------------------------------------------
Store and Forward Video              Video Conferencing-            Imagery
Mail and Visual Notification         IP-based wavelet               24 Bit Color
Facial Recognition                   323 video conferencing         Grey
Enhanced Zooming                     Real Time Video                Non-Uniform

         Our key products include the Lightning Strike suite of products that include the following:

         o LS Video Messenger - a product that enables users to send V-Mail, which consist of the E-mailing of a video file;
         o LS Video Interactive - a Video Conferencing product;
         o LS Power Zoom - a product that allows a user to zoom and pan on still images; and
         o LS Video Stream - a streaming video product that allows users to view video on demand.

         These product lines serve as the foundation for our value added services, Internet and E-commerce business, and are currently our main focus for future expansion. We intend to develop similar video and data compression products to differentiate customers from their competitors and capitalize on the Internet's commercial potential.

         We design and sell fiber optic networking products that carry a myriad of voice, data and video streams. We offer a full line of multiprotocol information transport platforms for SDH/SONET optical backbones in public and private networks. These products include add-drop multiplexers ranging from STM-4/OC-12 to STM-1/OC-3 bandwidths, as well as Digital Loop Carriers (DLC's).

         Starpoint

         Our main fiber optic networking products is the "Starpoint", a full-feature DLC that incorporates V5.2 compliance, a Cross Connect and add/drop multiplexer functionality in one unit. This fiber optic multiplexer allows efficient transmission of voice, data and video channels from backbone equipment to network users. The product uses the latest V5.2 standards, as established by the International Telecommunications Union, and offers more network node locations than any other competitor, at a significantly lower price. Starpoint supports communication using Bellcore and ITU-T standard voice and data interfaces over fiber optic T1 and E1 connections and has the ability to add interfaces, such as ISDN, BRI/PRI, xDSL, Ethernet, POTS (voice), Payphon and video, with an upgrade path to a full SONET/SDH compliance. In addition, because it is the first SONET/SDH/V5.2 compliant product to use cross-connects and slick 96 based DLC architecture, its small footspace permits installation in more confined areas than normally required for such units.

         Our product line serves as the foundation for our public and private network access business. We intend to expand this business, particularly in foreign markets where we believe demand for such products is increasing.

Computer Networking Products

         Athena Product Lines - Edge and Central Site Communications and Multi-Protocol Access

         We have an exclusive license to market Athena products and the source code for the Athena product line to Fortune 100 companies based in the United States.

         The Athena platform, introduced in 1994, is an edge and central site communications system that offers a flexible, scalable platform for the integration of switching, routing and network access services. Athena supports various computing environments and networking technologies and allows clients to optimize and expand existing networks cost effectively. Athena can simultaneously support Ethernet and Token Ring LAN interfaces, IP/IPX routing, transparent bridging, legacy protocols and services such as Frame Relay, X.25, PPP and ISDN. Network carriers often adopt Athena as an Edge Switch for the periphery of existing higher-speed networks, including branch office networks supporting mission critical applications.

         Athena Access, released in 1998, is a voice/data communication product for branch office access. Athena Access utilizes advanced voice compression technologies to transport voice traffic over public frame relay networks, or IP networks such as the Internet. The product affords clients exceptional voice clarity and significant long distance cost savings over public telephone networks. Like all Athena products, Athena Access has integrated routing functionality, frame relay switching, X.25 switching, legacy protocol access and ISDN capabilities.

         Orbiter Product Lines - Ethernet Access Routers

         We also have a non-exclusive license to market the Orbiter product lines worldwide. Develcon's Orbitor family of Ethernet Access Routers provides routing solutions for small- to medium-sized offices.

         The Orbitor 500 allows small office and home office users to combine data and voice traffic over a single ISDN access line for cost-effective access to the Internet, corporate Intranets and remote corporate computing facilities.

         The Orbitor 530 provides the full-featured performance and functionality of large office access routers in a compact platform priced for small office budgets. The Orbitor 530 provides access to both frame relay and IP networks such as the Internet.

         The Orbitor 5100 is modular access router designed to provide safe, secure, and reliable network access for branch office locations. The Orbitor 5100 offers advanced link management features to deliver maximum performance and uptime in critical network environments.

         The Orbitor 6100 Central Site Router is a central office router that supports up to fourteen lines using any combination of frame relay, leased line or ISDN services.

         We plan to integrate our proprietary technology with the technology exclusively licensed from our former subsidiary, Develcon, to expand our network access product lines.

Manufacturing

         We intend to manufacture our products through a full service manufacturing partner with facilities and daily operations employing Bellcore reliabilty standards. Our engineering is responsible for interpreting all specifications for products built by the manufacturing subcontractors and resolves all manufacturing issues with customers. Our Quality Assurance is responsible for the certification of all our operations and our subcontractor's quality standards. We establish workmanship specifications, certify personnel, and maintain the necessary audits to monitor total compliance. In addition, we determine the best methods to monitor quality indices and will implement closed loop corrective actions. This monitoring extends to all levels of our company.

Customers

         While our subsidiaries do not currently share customers, we plan to create a national accounts organization to represent all of our product lines to distribution channels.

         Our customers include Internet Service Providers, Video Conferencing Providers and Specialized Service Providers. These customers employ our technology to provide multi-media services and I/P videoconferencing to broadband ISP customers.

         We plan to use a combination of distribution channels, including value-added OEM Integration, private label agreements, high volume distribution and high-end direct account sales.

Competition

         We expect to face increased competition, particularly price competition, from other telecommunications equipment and technology providers. These vendors may develop products with functionality similar to our products or may provide alternative network solutions. Our OEMs may also compete with us by selling their own current products or products that they may develop, as well as selling products that they purchase from us. In addition, current and potential competitors may establish cooperative relationships among themselves or with third parties to develop and offer competing products.

         Many of our current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger installed customer base, than us. Consequently, these competitors can devote greater resources to the development, promotion, sale and support of their products. In addition, competitors with a large installed customer base may have a significant competitive advantage over us. Accordingly, these potential customers may not consider or evaluate our products

         We believe that we must invest significant resources in developing new products, enhancing current products and maintaining customer satisfaction to remain competitive. If we fail to do so, our products may not compete favorably with our competitors' products, and our business could be materially adversely affected.

         It is also common in the networking industry for competitors to acquire companies to introduce new products or emerging technologies. Consequently, competitors with larger market capitalizations or cash reserves than us will be better positioned to acquire new technology or products capable of displacing our product lines. If we fail to effectively introduce new products and enhancements on a timely basis, our business may be materially adversely affected.

Marketing, Sales and Distribution

Sales

         We market our compression technology products to the following market segments:

         o high speed quality image delivery in closed or open (Java) environments;
         o enhanced zooming to E-Commerce enterprises, particularly retail merchandise companies selling products in an electronic commerce environment; and

         We have a direct sales and marketing force of seven persons. We intend to increase this number in the first two quarters of 2000 as we release our products.

         We utilize five in-house sales specialists to develop sales through distribution network channels and direct accounts. Our initial sales strategy focuses sales coverage to key accounts in the following principal target market segments:

         o Asia Pacific telecommunications companies,
         o power utilities,
         o metropolitan fiber optic networks,
         o private business, and
         o military facilities.

         We believe that deregulation in the Asia Pacific and Latin American countries will play a key role in our sales in the years 1999 and 2000. As these countries update and upgrade their telecommunications systems we believe digital loop carrier products will be essential to deliver services to end users. In addition, we are currently cultivating customer relationships through customer funding programs and development projects with an Asian Pacific telecommunications provider.

Distribution

         We utilize a multi-channel strategy in distributing our products and services. In general, these channels include:

         o Value-Added OEM Integration;
         o Private Label Agreements;
         o High Volume Distribution; and
         o High-End Direct Account Sales.

         We currently have distribution channels in North America and Asia, and are seeking additional distribution channels in Western Europe, Mexico and South America.

         We intend to sell our compression technology products using partners, joint ventures, OEM arrangements, integrators and direct sales.

         We are currently positioning ourselves internationally through OEM, Private Label and High Volume Distribution partners. To that end, the subsidiary has partnered with the following distribution outlets:

         o Opicom Co., Ltd., a major supplier of telecommunications and DLC test equipment in Korea;
         o BOCOM, a major supplier of telecommunications and DLC test equipment in China;
         o Customer Premise Equipment (CPE) suppliers of T1, voice and data interface equipment in and
         o Large System suppliers such as Harris, TRW, Hughes, SAIC, Phillips and Singapore Technologies.

         We are also pursuing relationships with distribution channels in Australia, Mexico and Malaysia/Singapore. Domestically, we intend to target Inter-Exchange Carriers and suppliers of wireless communications equipment.

Product Liability Insurance

         We carry product liability insurance coverage on its products in the amount of $2,000,000.

Employees

         As of January 1, 2000, we employed 44 full-time employees, one part-time employees and seven consultants.

Facilities

         Our executive offices are located at 83 Mercer Street, 3rd Floor, New York, NY 10012.

         Vianet Labs' headquarters are located at a 9,000 square foot leased facility in Denton, Texas. Vianet Labs' lease on the facility ends in June 2000.Vianet Labs intends to renew such lease upon its expiration.

         Vianet Access is headquartered in Plano, Texas, and leases a 5,000 square foot facility. Vianet Access' lease on the facility ends on December 31, 2000. Vianet Access intends to renew such lease upon its expiration.

Legal Proceedings

         We are not a party to any material legal proceedings.

Item 2. Financial Information.

Selected Financial Data

The selected financial data set forth below for the period from March 20, 1998 (Inception) to December 31, 1998 and for the nine months ended September 30, 1999 and 1998 are derived from and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto and other financial information, appearing elsewhere in this registration statement. The summary financial data set forth below for the interim periods ended September 30, 1999 and 1998 has been prepared from our books and records and reflects, in Management's opinion, all adjustments necessary for a fair presentation of our financial position, results of operations, and cash flows, as at the periods indicated therein. The selected interim financial data presented below do not necessarily indicate the operating results or performance of the Company for the full year.

                                                                             Nine Months
                                                                               Ended
                                                 Period Ended               September 30,          Nine Months Ended
                                          March 20, 1998 (Inception)-          1998                September 30, 1999
                                               December 31, 1998            (Unaudited)                (Unaudited)
                                        -------------------------------    ---------------     -----------------------------
                                         Historical        Pro Forma         Historical        Historical       Pro Forma
                                                              (1)                                                  (1)
                                        -------------    --------------    ---------------     ------------    -------------
    Statement of Operations Data:
      Operating Revenues                   $      -         $ 916,733          $      -           $    -       $   768,553
      Operating Loss                       (558,198)       (2,102,778)         (399,732)       (1,934,471)
                                                                                                                (3,574,239)
      Loss from Continuing Operations      (491,857)       (1,920,668)         (356,149)       (1,824,541)      (3,354,634)
      Loss from Discontinued                      -                 -                 -        (2,308,375)               -
          Operations
      Net Loss                             (491,857)       (1,920,668)         (356,149)       (4,132,916)      (3,354,634)

    Basic and Diluted Net Loss Per
          Common Share:
      Continuing Operations                   (0.35)            (0.26)            (0.25)            (0.27)           (0.35)
      Discontinued Operations                     -                 -                 -             (0.35)               -
      Net Loss                               $(0.35)           $(0.26)           $(0.25)           $(0.62)          $(0.35)

      Weighted average common shares
          outstanding                     1,400,000         7,392,884         1,400,000         6,646,293        9,480,919


                                                                                     September 30, 1999
                                                                  ----------------------------------------------------------
                                              December 31,                                                        Pro Forma
                                                  1998                                        Pro Forma          As Adjusted
                                               Historical               Historical               (1)                 (2)
                                             ---------------       --------------------    ---------------    ---------------
   Balance Sheet Data:
      Working capital deficit                 $(2,478,532)             $(3,331,458)          $(4,472,350)       $(1,675,350)
      Net Assets of Discontinued Operations             -                5,726,577                     -                  -
      Total assets                              2,682,799                1,492,910             4,411,194          4,411,194
      Long-term debt                                    -                        -                15,796             15,796
      Convertible debentures (non current)              -                        -             1,125,000          1,125,000
      Shareholders' equity (deficit)             (478,857)               3,944,751           (1,465,477)          1,331,523


      (1) Gives effect to the acquisition of Infinop and the disposition of Develcon.
      (2) Gives effect to issuance of 2,168,952 shares of common stock at $1.50 in a private placement offering completed on January 20, 2000. The net proceeds amounting to approximately $2,797,000 were used to reduce current obligations. The placement included the issuance of 2,168,952 each of Class A, Class B and Class C warrants at $2.00, $2.50 and $3.00.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

         The statements contained in this registration statement are not purely historical statements, but rather include what we believe are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements about our expectations, beliefs, intentions or strategies for the future, which are indicated by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "the company believes", "management believes" and similar words or phrases. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including factors set forth in the following discussion and in the discussions under "Risk Factors" and "Business." Our actual results could differ materially from results anticipated in these forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

General

         We design and market advanced data compression technology and computer networking products that allow our customers to deliver integrated voice, video and data communication services to be used for network access, value-added services, and E-commerce applications.

         Compression Technology Products, E-Commerce and Value Added Services

         We develop and sell data compression technologies for software and hardware applications, utilizing a patented wavelet compression technique. Wavelet based technologies deliver data, video and multimedia content faster than conventional compression techniques. Furthermore, wavelet compression uses dramatically less bandwidth, costs less and yields higher quality Internet video and still imagery than conventional techniques. Our key products include the Lightning Strike suite of products which include LS Video Messenger, LS Video Interactive, LS Power Zoom and LS Video Stream. All of these products utilize our wavelet technology, and offer customers high quality desktop video applications at high speeds. Our technology will serve as the foundation for our value added services and E-commerce business.

Networking and Communications Products

         We design, manufacture and sell networking products and systems. We produce fiber optic access equipment and specialize in the application of access and exchange technologies to improve network efficiency and reliability. We focus on the commercial multimedia communications and telecommunications markets by providing equipment that interfaces carrier access and enterprise fiber optic networks. Our current product lines, including the Starpoint fiber optic multiplexer, offer communications companies high bandwidth technology to reach consumer markets more efficiently. We market these technologies to communications companies seeking to interface carrier access and enterprise fiber optic networks. In the future, we plan to integrate our proprietary technology and technology exclusively licensed from our former subsidiary, Develcon, to expand our network access product lines.

Background

         Our predecessor, Vianet Technologies, Inc., was formed as a Delaware corporation in March 1998 ("Vianet Delaware"). In March 1999, Vianet Delaware merged with and into Radar Resources, Inc., a Nevada corporation ("Radar"). Upon completion of Vianet Delaware's merger with Radar, Radar changed its name to Vianet Technologies, Inc ("Vianet").

         From its inception until March 1999, Radar did not engage in any business and had no operational history. Radar was incorporated originally under the name Radar, Inc. in the state of Utah on April 11, 1986. In December 1993, Radar reorganized under the laws of Nevada, changing its domicile and forming a new corporation in Nevada named Radar Resources, Inc. This new corporation acquired the contractual obligations, shareholder rights and identity of the original Utah corporation, and the Utah corporation was dissolved.

         Prior to the Vianet Delaware's merger with Radar, Vianet Delaware's business activities consisted primarily of planning to acquire Develcon Electronics Limited, an Ontario, Canada corporation ("Develcon"). Develcon specializes in networking products and systems. Vianet acquired Develcon on May 17, 1999.

         Shortly thereafter, in October 1999, Vianet consummated a plan of merger with Infinop Holdings, Inc., a Texas corporation specializing in data compression technology. Simultaneous with the merger, Infinop was renamed Vianet Labs, Inc.

         In December 1999, Vianet acquired PSI Communications Inc. ("PSI"), a privately held Delaware corporation, pursuant to an option agreement they had entered into earlier that year. In conjunction with the acquisition, PSI merged into a wholly owned Delaware subsidiary of Vianet, and changed its name to Vianet Access, Inc ("Vianet Access").

         In December 1999, we sold our Develcon subsidiary to Thorpe Bay Corporation, an Ontario company. As part of the agreement, we retained an exclusive license to market Develcon's Athena product lines to Fortune 100 companies based in the United States, as well as a non-exclusive license to market all of Develcon's product lines to other customers.

Results of Operations

         The discussion of the proforma summary financial information below should be read in conjunction with our historical financial statements and should not be considered to be a discussion or a representation of actual results that would have occurred if the transactions had occurred on the dates indicated.

Period ended March 20, 1998 (inception) to December 31, 1998 - Historical

         Results are for the reference period as previously reported. We had not completed any of our acquisitions in this period although we had made a loan to Develcon. For the twelve months ended December 31, 1998, we had no revenues, and our operating expenses were $557,276 consisting primarily of legal and due diligence costs, thereby resulting in an operating loss of $557,276 for the period. Interest income was $66,341 earned on our loan to Develcon and cash deposits and, together with other charges of $922, resulted in a net loss of $491,857 or $0.35 per share for the twelve month period ended December 31, 1998.

         Weighted average shares amounted to 1,400,000 representing the initial shares issued to our founders all of whom were officers and/or directors of the company.

Period ended March 20, 1998 (inception) to December 31, 1998 - Pro Forma

     Results are for the reference period restated as though we had acquired Infinop as at March 20, 1998. Operating revenues, consisting primarily of engineering fees charged by Infinop, amounted to $916,733. Selling, general and administrative and other charges amounted to $1,537,570, research and development costs totaled $969,597 and depreciation amounted to $415,584. Interest income (primarily on our loan to Develcon) amounted to $182,110 and interest expense (on Infinop's convertible debentures) to $96,760.

     The net loss from operations amounted to $1,920,688 or $0.26 per share. Weighted average shares outstanding amounted to 7,392,884 which includes the proforma issuance of shares for the acquisition of Develcon and Infinop.

Nine months ended September 30, 1998 - Historical

     Results are for reference period and reflect our operations prior to any of our acquisitions. For the nine months ended September 30, 1998, we had no revenues, and our operating expenses were $399,732 consisting primarily of legal and due diligence costs, interest income was $43,583, thereby resulting in a net loss of $356,149 or $0.25 per share for the period.

     Weighted average shares amounted to 1,400,000 representing the initial shares issued to our founders all of whom were officers and/or directors of the company.

Nine months ended September 30, 1999 - Historical (Restated)

     Results are for the reference period with the results of Develcon reflected as a discontinued operation. For the nine months ended September 30, 1999, we had no operating revenues, and our operating expenses were $1,934,471 consisting primarily of legal and due diligence costs, thereby resulting in a loss of $1,824,541 from continuing operations or $0.27 per share for the period.

     Discontinued operations consisted of the operations of Develcon from May 17, 1999 to September 30, 1999 and amount to a loss of $2,308,375. Sales totaled $1,912,243, cost of sales $1,106,118, selling, general and administrative $1,338,294, research and development $786,556 , interest expense $174,386, depreciation and amortization $465,148, loss on extinguishment of debt $352,875 and other income of $2,759. Due to our inability to access sufficient capital we sold our Develcon subsidiary to Thorpe Bay Corporation, an Ontario company. As part of the agreement, we retained an exclusive license to market Develcon's Athena product lines to Fortune 100 companies based in the United States, as well as a non-exclusive license to market all of Develcon's product lines to other customers. Accordingly, the historical financial statements have been restated to reflect Develcon as a discontinued operation.

Nine months ended September 30, 1999- Pro Forma

     Results are for the reference period restated as though we had disposed of Develcon and had acquired Infinop as at January 1, 1999. Operating revenues, consisting primarily of engineering fees charged by Infinop, amounted to $768,553. Selling, general and administrative and other charges amounted to $2,686,437, research and development costs totaled $864,469 and depreciation amounted to $529,677. Interest income (primarily on our loan to Develcon) amounted to $219,605 and interest expense (on Infinop's convertible debentures) to $196,041.

     The net loss from operations amounted to $3,354,634 or $0.35 per share. Weighted average shares outstanding amounted to 9,480,919 which includes the proforma issuance of shares for the acquisition of Develcon and Infinop.

Liquidity and Capital Resources

      We have sustained our operations from the inception of our predecessor, Vianet Technologies, Inc, a Delaware corporation (March 1998), primarily from the sale of equity and borrowings. Specifically, we have completed the following financings:

       o In December 1998, Vianet Delaware sold 250,000 shares of Series A convertible preferred stock for an aggregate of $1,000,000 in cash to accredited investors. In December 1998, $10,000 was received for the stock, the remaining subscription receivable outstanding, $990,000, was paid subsequent to December 31, 1998. On March 23, 1999 the Series A preferred stock was converted into common stock at a rate of four for one. As a result, the Series A preferred shareholders received 1,000,000 shares of common stock of the Company;

       o In July, 1999 we issued 100,000 common shares to certain non-US investors for cash of $550,000;

       o In September 1999, certain of Develcon's creditors agreed to exchange an aggregate of $613,365 of accounts payable for a total of 215,051 shares of our common stock.

       o In July 1999, we entered into a credit facility (the "Facility") with an entity controlled by our President and Chief Executive Officer. The Facility is in the amount of $3,000,000, of which approximately $2,700,000 has been drawn down as of the date of this Registration Statement. The Facility bears interest at 10% per annum and monthly fees of $15,000. In addition, we issued Mr. Leighton's company 300,000 warrants exercisable at price of $3.00 to $5.00 in consideration for the Facility. The Facility is secured by all of our major assets, including the shares of Vianet Labs and Vianet Access, and is repayable on March 31, 2000. Vianet currently does not have the funds to repay the Facility and will not be able to repay the Facility without raising additional capital. We intend to negotiate an extension to the Facility but no assurances can be given that we will be able to complete such an extension on terms acceptable to us

       o In December 1999 and January 2000, we completed three closings of a private placement offering, with Aegis Capital, Inc. as placement agent, in which we sold an aggregate of 32.535 units for gross proceeds to Vianet of approximately $3,250,000. The units consisted of an aggregate of (1) 2,168,952 shares of common stock, and (2) 2,168,952 class A, B and C warrants, respectively, to purchase shares of common stock. The class A, B and C warrants are exercisable at $2.00, $2.50 and $3.00, respectively.

       o In December 1999 we sold our subsidiary, Develcon, thereby effectively eliminating approximately $4,200,000 of debt.

         We have guaranteed a term loan from Royal Bank of Canada ("RBCC") to Develcon in the amount of CDN$1,500,000, which is due and payable in three CDN$500,000 installments on or before December 31st of 2000, 2001 and 2002, respectively. There can be no assurance that Develcon will be able to repay RBCC which could cause us to be liable to pay RBCC. RBCC are shareholders and warrant holders of the Company.

         We have used and intend to continue to use the proceeds from the financings described above to consolidate and build our sales and marketing team and to purchase inventory and capital equipment Our ability to become a serious competitor in the network access, Internet, E-commerce, and value-added services markets may be dependent upon obtaining additional financing.

         Our best estimate is that we have sufficient cash to fund our operations for six months. After this period we may require additional funds unless we generate revenues to fund our expenses. Except for the existing $3,000,000 Facility described above which is substantially drawn upon, we have no other current arrangements in place with respect to financing. We are currently seeking new financing arrangements to provide the necessary capital to fund our operations and pursue our business strategy. There can be no assurances that additional financing will be available on acceptable terms, if at all. If additional financing arrangements are not obtained, we may be unable to fully fund our operations, pursue our business strategy, take advantage of new opportunities, develop or enhance our products, or respond to competitive pressures and financial or marketing hurdles. Such inability could have a materially adverse effect on our business, operating results and financial condition. Moreover, the estimated cost of the proposed expansion of our production and marketing activities is subject to numerous uncertainties, including the problems, expenses, difficulties, complications and delays, many of which are beyond our control, frequently encountered in connection with the establishment and development of new business activities, and may be affected by the competitive environment in which we are operating. Accordingly, there can be no assurance that we will complete the proposed expansion of our production and marketing activities described herein.

      Our management believes that upon full implementation of our business plan, sufficient revenues will be generated to meet operating requirements. However, no assurance can be given that such goal will be obtained or that any expected revenues will be realized.

Item 3. Properties.

         Our executive offices are located at 83 Mercer Street, 3rd Floor, New York, NY 10012.

         Vianet Labs' headquarters are located at a 9,000 square foot leased facility in Denton, Texas. Vianet Labs' lease on the facility ends on September 30, 2002. Vianet Labs intends to renew such lease upon its expiration.

         Vianet Access is headquartered in Plano, Texas, and leases a 5,000 square foot facility in Denton. Vianet Access' lease on the facility ends on December 31, 2000. Vianet Access intends to renew such lease upon its expiration.


Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the beneficial ownership of the Common Stock of Vianet, as of December 1, 1999, for (a) each person who is known by Vianet to beneficially more than five percent (5%) of Vianet's Common Stock; (b) each of Vianet's directors; and (c) all directors and executive officers as a group:

                   Outstanding Common Stock Beneficially Owned
--------------------------------------------------------------------------------

Name and Address of           Number of Shares of Common Stock               Percentage of Voting Stock
 Beneficial Owner
Jeremy T.G. Posner                      2,149,983(1)                                     13.5%
Peter Leighton                          2,400,000(2)                                     15.1%
Bruce Arnstein                                15,000                                         *
Robert H. Bailey                                0(3)                                         0
Darrell J. Elliot                               0(3)                                         0
F. Paul Whitlock                                0(3)                                         0

* Less than one percent.

(1) Includes (i) an aggregate of 2,048,309 shares owned by entities controlled by Jeremy Posner, and (ii) 232,520 shares which may be issued pursuant to warrants and options owned by Mr. Posner, which options are currently exercisable.
(2) Includes (i) 1,800,000 shares owned by entities controlled by Peter Leighton and his wife, and (ii) 500,000 shares that may be issued pursuant to warrants and options owned by Mr. Leighton, which options are currently exercisable.
(3) Does not include 40,000 shares which may be issued under outstanding stock options, which shares are not exercisable and subject to a three year vesting period.

Item 5. Directors and Executive Officers.

Executive Officers and Directors

The executive officers, directors and key executives of Vianet, and their ages as of January 1, 1999, are as follows.

          NAME             AGE                           POSITION
Jeremy T.G. Posner          53          Chairman of the Board, Vianet
Peter Leighton              46          President, Chief Executive Officer, Director, Vianet
Bruce Arnstein              43          Chief Operating Officer, Vianet
Vincent Santivasci          28          Chief Financial Officer, Vianet
Robert H. Bailey            56          Director, Vianet
Darrell J. Elliot           49          Director, Vianet
F. Paul Whitlock            56          Director, Vianet

Set forth below is a biographical description of each director and senior executive officer of Vianet based on information supplied by each of them.

         Peter Leighton, a co-founder of Vianet, has been President and Chief Executive Officer of Vianet since its inception. From 1989 to 1997, he was the Chief Executive Officer of Intelect Communications, Inc. While he was with the company, he and Mr. Posner oversaw a series of restructurings, acquisitions, financings and dispositions that transitioned Intelect from the firearms industry to the technology sector. He has over fifteen years of experience working with companies in the US, Europe and South America. He holds a Chartered Accountant of the Canadian Institute of Chartered Accountants and has a B.Sc. Engineering Science degree from Exeter University in England.

         Jeremy Posner, a co-founder of Vianet, has been the Chairman of Vianet since its inception. From 1988 to 1997, Mr. Posner was a Senior Vice President and Director of Intelect Communications Inc. During this period, Mr. Posner worked closely with Mr. Leighton to reposition the company in the technology sector. Prior to joining Intelect, Mr. Posner headed an international investment group where he assisted emerging companies, raised venture capital and assisted with the development of companies. Mr. Posner holds a MBA form York University, Toronto Canada, and a Bachelors of Law from the University of Birmingham, England.

         Bruce M. Arnstein joined Vianet as Chief Operating Officer in May 1999. From 1988 to 1999 Mr. Arnstein managed the Business and Information Consulting Divisions of the following accounting firms; Edward Isaacs & Company LLP, Mahoney Cohen & Company and David Berdon & Co LLP. Prior to that Mr. Arnstein was the Director of Operations of the Goelet Corporation, an investment company, and managed the Consulting Practice for one of Arthur Andersen's offices. He holds a Bachelor of Science in Industrial Engineering from Lehigh University.

         Vincent Santivasci joined Vianet as Chief Financial Officer in August 1999. He is a member of the American Institute of Certified Public Accountants and is registered with the National Association of Securities Dealers in the United States of America as a General Securities Representative and a General Securities Principal. Mr. Santivasci acted as Director, Officer and General Securities Principal for three international investment companies while serving as an Account Manager for Leeds Management Services Limited in Bermuda from July 1997 to July 1999. Prior to his employment at Leeds Management, Mr. Santivasci held a supervisory audit position with Arthur Andersen LLP. Arthur Andersen LLP employed him in 1993, upon completion of his Bachelor of Science in Accounting from the University at Albany.

         Robert H. Bailey has been a Director of Vianet since inception. For more than ten years, Mr. Bailey has been Vice President of AMS Planning & Research Corporation, a consulting firm specializing in the planning and development of arts and entertainment facilities, market research and strategic and long range planning.

         Darrell J. Elliot has been a Director of Vianet since inception. Mr. Elliot is also the President and Chief Executive Officer of Isuma Strategies Inc., a financial consulting firm. Previously, Mr. Elliott was Vice President of Western Region of Royal Bank Capital Corporation, a venture capital subsidiary of the Royal Bank of Canada.

         F. Paul Whitlock has been a Director of Vianet since inception. Mr. Whitlock is the founder and Director of NetGain Consulting Limited, a UK based firm providing management consulting and project management services to the telecommunications industry. He was previously a Director of Consultancy Services, Nortel Europe and Business Planning Manager for Nortel Integrated Networks.

Item 6. Executive Compensation.

         Each Director's term of office lasts until the next annual meeting of stockholders where a successor is elected and qualified or until the Director's earlier death, resignation or removal from office. Executive Officers hold office until their successors are chosen and qualified, subject to earlier removal by the Board of Directors.

         During the fiscal year ended December 31, 1998, no remuneration was paid by Radar to any of its officers or directors, except that they were entitled to receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses if any, made on Radar's behalf in the investigation of business opportunities. None of the individuals who were officers or directors of Radar prior to the Vianet/Radar Merger are currently officers or directors of Vianet.

         The following table sets out annual compensation, long-term compensation and all other compensation awarded to Vianet Delaware's Chief Executive Officer and the other most highly compensated executive officers (the "Named Executive Officers"), during its fiscal year ended December 31, 1999 and 1998. The Named Executive Officers of Vianet Delaware are currently the executive officers of Vianet.

--------------------------------------------------------------------------------------------------------------------
                                                     Annual Compensation               Long Term
                                                                                     Compensation
--------------------------------------------------------------------------------------------------------------------
                                                                                       Securities
                               Year Ended                             Other Annual    under Options       All Other
 Name and Principal Position  December 31    Salary       Bonus       Compensation   Granted, (#) (2)   Compensation
--------------------------------------------------------------------------------------------------------------------

Peter Leighton,                  1999       $125,000     $ ------      $ ------         -------          ------
  President and Chief            1998       $------ (1)  $ ------      $ ------         200,000          ------
  Executive Officer

--------------------------------------------------------------------------------------------------------------------

Jeremy Posner,                   1999       $ 75,000     $ ------      $ ------         -------          ------
  Chairman                       1998       $------ (2)  $ ------      $ ------         200,000          ------

--------------------------------------------------------------------------------------------------------------------

(1) As of July 1, 1999, Mr. Leighton's annual salary from Vianet is $250,000 and Mr. Posner's annual salary from Vianet is $150,000.
(2) The number of securities under options granted reflects the number of Vianet Shares that may be purchased upon the exercise of such options.

Employment Agreements

     Messrs. Leighton and Posner's salaries from Vianet for the fiscal year ending December 31, 1999 are $125,000 and $75,000, respectively, and for the fiscal year ending December 31, 2000 (subject to Board approval) will be $250,000 and $150,000, respectively. Except for the foregoing terms, Vianet has not entered into other employment agreements with any of the Named Executive Officers.

     In connection with the PSI acquisition, the Company entered into two year employment agreements with PSI's principal shareholders which provides for aggregate annual compensation of $675,000.

Stock Option Plans

     Vianet

     Our Board of Directors has adopted, subject to shareholder approval, an Employee Stock Incentive Program (the "Program"), which will be administered by our Board of Directors. The Program provides for the granting of options to key employees, directors and officers of Vianet to purchase shares of common stock of Vianet at prices equal to the market value of the Vianet's common stock on the business day immediately preceding the date on which an option is granted or at any other price the Board of Directors of Vianet may determine. The Program provides for the granting of options as incentive stock options under the United States Internal Revenue Code.

     As of December 1, 1999, options to purchase 200,000 Common Shares were issued, subject to shareholder approval. Nominal consideration was received by us for the granting of options. No options to purchase Common Shares have been exercised under the Program since its inception. The Program requires that the exercise price be paid in full at the time of exercise.

     Vianet Delaware

     Vianet Delaware's Employee Stock Incentive Program (the "Program") was administered by Vianet Delaware's Board of Directors. The Program provided for the granting of options to key employees, directors and officers of Vianet Delaware to purchase shares of common stock of Vianet Delaware at prices equal to the market value of the Vianet Delaware's common stock on the business day immediately preceding the date on which the option was granted or at any other price the Board of Directors of Vianet Delaware may have determined. The Program provided for the granting of options as incentive stock options under the United States Internal Revenue Code.

     As a result of the Vianet Delaware's merger with Radar, the outstanding options to purchase shares of Vianet became options to purchase an aggregate of 560,000 shares of Vianet's common stock. Such options were outstanding and held by an aggregate of six directors and employees at the time of the Vianet Merger. Nominal consideration was received by Vianet Delaware for the granting of the options. To date, none of the options to purchase Vianet shares have been exercised. The options require that the exercise price be paid in full at the time of exercise.

         The following table sets out certain information with respect to options to purchase Vianet Shares (after taking into consideration the effect of Vianet Delaware's merger with Radar) granted by Vianet Delaware to the Named Executive Officers of Vianet Delaware during the fiscal year ended December 31, 1998:

                                                                          Market Value of
                     Securities        % of Total                           Securities
                        Under        Options Granted                     Underlying Options
                       Options       to Employees in    Exercise Price  on the Date of Grant
       Name            Granted        Financial Year     ($/Security)       ($/Security)         Expiration Date
------------------- -------------- ------------------- ---------------- --------------------- ----------------------
Peter Leighton         200,000            45.5%             $1.00              $1.00            December 31, 2009

Jeremy Posner          200,000            45.5%             $1.00              $1.00            December 31, 2009


Item 7. Certain Relationships and Related Transactions.

Vianet

         On March 23, 1999, convertible demand notes payable of $2,909,272 to entities controlled by two officers and directors of the Company were converted into 2,739,272 shares of common stock at a ratio of one share for every $1 of principal amount. During the six months ended June 30, 1999, the Company repaid $200,000 and additional convertible demand notes of $30,000 were issued.

         In July 1999, we entered into a credit facility (the "Facility") with an entity controlled by our President and Chief Executive Officer. The Facility is in the amount of $3,000,000, of which approximately $2,700,000 has been drawn down as of the date of this Registration statement. The Facility bears interest at 10% per annum and monthly fees of $15,000. In addition, we issued Mr. Leighton's company 300,000 warrants exercisable at price of $3.00 to $5.00 in consideration of the Facility. The Facility is secured on all of our major assets, including the shares of Vianet Labs and Vianet Access, and is repayable on March 31, 2000. Vianet currently does not have the funds to repay the Facility and will not be able to repay the Facility without raising additional capital. We intend to negotiate an extension to the Facility but no assurances can be given that we will be able to complete such an extension on terms acceptable to us.

Vianet Delaware

         On December 31, 1998, Peter Leighton of Hamilton, Bermuda (formerly a director and officer of Vianet Delaware) transferred to Vianet Delaware ownership of 83,333 common shares of Take Two Interactive Software Inc. (having an original acquisition cost of US$458,332) at their market value as of that date of US$469,272. In consideration, Mr. Leighton received a Convertible Demand Promissory Note from Vianet of equal value. The Convertible Demand Promissory Note was convertible into Vianet Shares (after taking into consideration the Vianet/Radar Merger) at a price of US$1.00 per share (after taking into consideration the Vianet/Radar Merger) and, effective March 25, 1999, was converted into Vianet Shares.

         On December 31, 1998 Jeremy Posner of Jerusalem, Israel (formerly a director and officer of Vianet Delaware) transferred to Vianet Delaware ownership of a Promissory Note issued by Develcon on December 12, 1997 in the amount of US$530,000. In consideration, Mr. Posner received a Convertible Demand Promissory Note from Vianet of equal value. The Convertible Demand Promissory Note was convertible into Vianet Shares (after taking into consideration the Vianet/Radar Merger) at the price of US$1.00 per share and, effective March 25, 1999, was converted into Vianet Shares.

Develcon

         On December 2, 1997, Neil M. Jamieson, at the time a director of Develcon, loaned Develcon the amount of $750,000 and, on December 12, 1997, Jeremy Posner, at the time a director of Develcon, loaned Develcon the amount of US$530,000, in each case to provide funds required by Develcon to finance working capital to fund expected growth in revenues. Each such loan had an original term of one year, bears interest at the rate of prime plus 1.5% annually and is secured by a charge against all present and after-acquired personal property of Develcon. Develcon may, at any time commencing five months after the date of the advance of such loans, repay all or any part of the loans without penalty.

         In consideration for providing these loans, Develcon issued to each of Mr. Jamieson and Mr. Posner Develcon Warrants exercisable to purchase an aggregate of 1,000,000 Develcon Shares, at a price of $0.25 per share, for a period of five years. Develcon has the right to require the holders of these warrants to exercise such warrants in the event that the closing price of the Develcon Shares on the TSE exceeds $0.50 per share on each day of any period of 20 consecutive trading days. In addition, in the event that, at any time within six months after the date of the advance of the loans, Develcon raises aggregate gross proceeds of at least $2,000,000 in one or more financings and repays the full amount then outstanding under the loans, 500,000 of the Develcon Warrants held by each of the lenders will be cancelled.

         Effective December 2, 1998, Mr. Posner and Develcon entered into a debt extension agreement pursuant to which, among other things, Mr. Posner agreed to the postponement of Develcon's obligation to repay the US$530,000 debt owed to him by Develcon from December 12, 1998 to the earlier of January 5, 1999 and the demand by Mr. Posner for repayment of such debt.

         On December 31, 1998, Mr. Posner assigned to Vianet Delaware his loan to Develcon. Mr. Posner did not demand the repayment of such loan prior to its assignment and neither Vianet Delaware nor Vianet has demanded the repayment of such loan since its assignment, pending the completion of a business combination between Develcon and Vianet. The original terms of the loan from Mr. Posner to Develcon were not formally amended when the loan was assigned to Vianet Delaware.

         Effective December 7, 1998, Mr. Jamieson and Develcon entered into a debt extension agreement pursuant to which, among other things, Mr. Jamieson agreed to the postponement of Develcon's obligation to repay the balance of approximately $634,000 (including principal in the amount of $575,000) then owing to him by Develcon from December 2, 1998 to January 5, 1999.

         By agreement dated January 10, 1999, Mr. Jamieson agreed to the further postponement of the repayment of the amount owing to him by Develcon from January 5, 1999 to April 30, 1999, provided that Mr. Jamieson is satisfied, acting reasonably, that either Develcon and Vianet are working to enter into a merger agreement or Develcon makes principal payments to Mr. Jamieson of $150,000 at the time of the advance of the Loan, $200,000 on March 15, 1999 and $225,000 on April 30, 1999. Develcon made the required payments of $150,000 and $200,000. In connection with the further postponement of the repayment of Develcon's debt to Mr. Jamieson, Vianet agreed, subject to the completion of its business combination with Develcon, to grant Mr. Jamieson warrants to purchase 75,000 Vianet Shares at a price of US$4.00 per share for a period of two years.

Item 8. Legal Proceedings.

        We are not a party to any material legal proceedings.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

        Prior to the consummation of the Vianet Merger, there was no trading market for Vianet's common stock. Vianet's Common Shares, $0.001 par value per share, are currently traded on the NASD OTC Electronic Bulletin Board (the "Bulletin Board") under the symbol "VNTK".

        The following table sets forth the high and low closing bid prices for Vianet's Common Shares as reported by the Bulletin Board for the periods indicated:

                             Closing Trading Prices

               Month                    High ($)                    Low ($)
      ----------------------------------------------------------------------

      March, 1999                      11.25                       10.125
      April, 1999                      9.25                        6.5
      May, 1999                        11.6875                     7 .875
      June, 1999                       9.25                        7.375
      July, 1999                       7.75                        6.125
      August, 1999                     6.5625                      5.4375
      September, 1999                  6.75                        4.75
      October, 1999                    4.75                        3
      November, 1999                   3.5625                      1.25
      December, 1999                   4.4688                      2
      January, 2000 (1)                6.00                        3.625

---------------
(1) Through January 20, 2000.

        On January 21, 2000, the closing sale price for our Common Shares, as reported by the Bulletin Board, was $6.00 per share.


        As of January 21, 2000, there were 15,625,317 shares of Common Stock outstanding, there were approximately 941 registered holders of our Common Stock.

Item 10. Recent Sales of Unregistered Securities.

Except as set forth below, there were no sales of unregistered securities by Vianet during the past three (3) years:

Securities Issued For Cash Consideration

         In August 1999, Vianet issued an aggregate of 110,000 shares of common stock and warrants to purchase 55,000 shares at an exercise price of $6.60, for an aggregate consideration of $550,000.

         In December 1999 and January 2000, Vianet completed three closings of a private placement offering, with Aegis Capital, Inc. as placement agent, in which it sold an aggregate of 32.535 units for gross proceeds to Vianet of approximately $3,250,000. The units consisted of an aggregate of (1) 2,168,952 shares of common stock, and (2) 2,168,952 class A, B and C warrants, respectively, to purchase shares of common stock. The class A, B and C warrants are exercisable at $2.00, $2.50 and $3.00, respectively. In connection with such closings, Aegis Capital received a placement fee equal to 10% of the aggregate purchase price of the securities sold by it, plus a non-accountable expense allowance of $50,000, and a warrant, granted by Vianet for $1.00 consideration, to purchase an amount of common stock equal to 10% of the common stock sold in the offering at an exercise price equal to the offering price of the units sold. Additionally, upon the first closing of the offering, Vianet entered into a two year consulting agreement pursuant to which Aegis Capital was paid a fee of $60,000.

Securities Issued For Services

         In 1999, Vianet issued an aggregate of 254,500 shares of common stock in consideration of services rendered to the company. In addition, Vianet issued warrants to purchase an aggregate of 1,260,000 shares of common stock at exercise prices ranging from $1.10 to $4.58.

         In 1999, Vianet issued options under its employee stock option plan to purchase an aggregate of 760,000 shares of common stock at exercise prices ranging from $1.00 to $2.375. In addition, Vianet issued options outside the employee stock option plan to purchase an aggregate of 350,000 shares of common stock at an exercise price of $8.25.

         In January 2000, Vianet issued warrants to purchase an aggregate of 1,200,000 shares of common stock at exercise prices ranging from $3.00 to $12.00.

Securities Issued in Exchange For Other Securities

         In addition, in 1999, Vianet issued shares of common stock and warrants to purchase shares of common stock in connection with various mergers and acquisitions which it completed, as follows:

         o In March 1999, the company acquired all of the issued and outstanding shares of Vianet Technologies, Inc, a Delaware corporation, in exchange for the issuance of an aggregate of 5,139,272 shares of common stock;
         o In May 1999, Vianet acquired all of the issued and outstanding shares of common Stock of Develcon Electronics, Ltd. in exchange for the issuance of shares of common stock. Subsequent to the completion of the acquisition, Vianet settled certain accounts payable by issuing additional shares of common stock to the creditors. As a result, the total number of shares issued in connection with the Develcon acquisition was 2,707,114;
         o In October 1999, Vianet acquired of all of the issued and outstanding stock of Infinop Holdings, Inc. in exchange for the issuance of 1,495,454 shares of common stock and options to acquire 598,467 shares of common stock at exercise prices ranging from$.01 to $.26. In addition, Vianet has agreed to issue an additional 177,316 shares of common stock upon conversion of $1,125,000 principal amount outstanding debentures;
         o In December 1999, Vianet acquired of all of the issued and outstanding stock of PSI, Inc. in exchange for the issuance of 2,500,000 shares of common stock; and

         o In December 1999, Vianet completed the sale of Develcon for $2,500,000. In connection with such transaction, Vianet issued 183,333 common shares and five year warrants to purchase 400,000 shares of common stock at $2.00-$3.00 per share to Develcon's President. In addition, Vianet and Develcon entered into a Royalty Free Non-exclusive Technology License Agreement in consideration of Vianet issuing warrants to purchase (a) 500,000 shares of common stock at an exercise price of $2.00 per share: (b) 50,000 shares of common stock at $5.00 per share: (c) 50,000 shares of common stock at $6.00 per share and (d) 50,000 shares of common stock at $7.00 per share.

         Each of the foregoing transactions was exempt from registration under the Act, under either Section 3(10), or Section 4(2) and Rule 506 of Regulation D, of the Act as not involving a public offering. The recipients of the securities issued under Section 4(2) and Rule 506 of Regulation D of the Act represented that such securities were being acquired for investment and not with a view to the distribution thereof. In addition, restrictive legends were placed on the certificates evidencing the securities issued under Section 4(2) and Rule 506 of Regulation D of the Act.

Item 11. Description of Securities to be Registered.

         Vianet has an authorized capital stock consisting of 100,000,000 Common Shares, $.001 par value, of which 15,625,317 shares are issued and outstanding.

         The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. The holders of common stock are entitled to receive dividends ratably, when, as and if declared by the Board of Directors, out of funds legally available. In the event of a liquidation, dissolution or winding-up of the Company, the holders of common stock are entitled to share equally and ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

         The holders of shares of common stock, as such, have no conversion, preemptive, or other subscription rights and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are validly issued, fully-paid and nonassessable.

Item 12. Indemnification of Directors and Officers.

         Subsection 1 of Section 78.7302 of Chapter 78 of the Nevada General Corporation Law ("NGCL") provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except in an action brought by or on behalf of the corporation) if that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding, if that person acted in good faith and in a manner which that person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, alone, does not create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and that, with respect to any criminal action or proceeding, the person had reasonable cause to believe his action was unlawful.

         Subsection 2 of Section 78.7502 of the NGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or on behalf of the corporation to procure a judgment in its favor because the person acted in any of the capacities set forth above, against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred by that person in connection with the defense or settlement of such action or suit, if the person acted in accordance with the standard set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         Section 78.751 of the NGCL provides that unless indemnification is ordered by a court, the determination to provide indemnification must be made by the stockholders, by a majority vote of a quorum of the board of directors who were not parties to the action, suit or proceeding, or in specified circumstances by independent legal counsel in a written opinion. In addition, the articles of incorporation, bylaws or an agreement made by the corporation may provide for the payment of the expenses of a director or officer of the expenses of defending an action as incurred upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification. Section 78.751 of the NGCL further provides that, to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsection (1) and (2), or in the defense of any claim, issue or matter therein, that person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by that person in connection therewith; that indemnification provided for by
Section 78.751 of the NGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators.

         Finally, Section 78.752 of the NGCL provides that a corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the authority to indemnify him against such liabilities and expenses.

         Vianet's bylaws provide for indemnification of officer, directors and others to the fullest extent permitted by the laws of the State of Nevada.

Item 13. Financial Statements and Supplementary Data.

         See pages F-1 to F-49.

Item 14. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

Experts

         The financial statements of Vianet Technologies Inc., as of December 31, 1998 and for the period from March 20, 1998 (inception) to December 31, 1998 included in this registration statement have been audited by Edward Isaacs & Company LLP, independent public accountants, as stated in their report appearing herein and are so included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of Infinop Holdings, Inc., as of June 30, 1999 and 1998 and for the years then ended included in this registration statement have been audited by Edward Isaacs & Company LLP, independent public accountants, as stated in their report appearing herein and are so included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of Develcon Electronics, Ltd., as of August 31, 1998 and 1997 and for the years then ended, included in this registration statement have been audited by KPMG LLP, independent public accountants, as stated in their report appearing herein and are so included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Changes in and Disagreements with Accountants

         In May 1999, Vianet and KPMG LLP mutually agreed to terminate their business relationship. The agreement to terminate the business relationship was determined to be final and effective as of June 30, 1999 only after discussions between the parties which were completed on or about July 8, 1999. Vianet subsequently engaged Edward Isaacs & Company LLP as auditors. The Company's independent Audit Committee and Board of Directors unanimously approved the decision. Edward Isaacs & Company.

         KPMG was the principal accountants for Vianet from April 28, 1999 until June 30, 1999. During the time that KPMG was the Company's principal accountants, KPMG never issued a report on the financial statements of Vianet. Furthermore, during the time that KPMG was the Company's principal accountants, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement in connection with any report KPMG might have issued, except that the Form 8-K filed by the Company on June 7, 1999 did not include the opinion of the Company's principal accountants, and KPMG notified the Company that such report did not include disclosures regarding the fact that they believed that there was substantial doubt about the ability of Vianet to continue as a going concern. On August 17, 1999, Vianet filed a Form 8-K which included the audited historical financial statements for Vianet and the report of Edward Isaacs & Company LLP, the new principal accountants for Vianet, which report stated that there was substantial doubt about the ability of Vianet to continue as a going concern.

Item 15. Financial Statements and Exhibits.

(a)      Financial Statements.

         See pages F-1 to F-49.

(b)      Exhibits.



Number                               Description
------                               ------------
2.1      Merger Agreement, dated December 30, 1999, between Vianet and PSI Communications, Inc.(1)
2.2      Merger Agreement, dated August 31, 1999, between Vianet and Infinop Holdings, Inc.(2)
2.3      Amended and Restated Arrangement Agreement, dated April 5, 1999, between Vianet and Develcon Electronic Ltd.(3)
2.4      Disposition of Develcon(4)
2.5      Merger Agreement, dated March 16, 1999, between Vianet and Radar Resources, Inc.(5)
3.1      Articles of Incorporation
3.2      By-laws
4.1      Form of common stock certificate
10.1     Stock Option Plan
16.1     Letter from KPMG(6)
21.1     List of Subsidiaries
23.1     Consent of Edward Isaacs & Company LLP, the Independent Auditors of Vianet Technologies, Inc.
23.2     Consent of Edward Isaacs & Company LLP, the Independent Auditors of Infinop Holdings, Inc.
23.3     Consent of KPMG LLP, the Independent Auditors of Develcon Electronics, Ltd.
27.1     Financial Data Schedule


---------------------

(1) Incorporated by reference to the Form 8-K filed by Vianet with the SEC on January 7, 2000 under SEC file No. 033-55254-19.

(2) Incorporated by reference to the Form 8-K/A filed by Vianet with the SEC on October 27, 1999 under SEC file No. 033-55254-19.

(3) Incorporated by reference to the Form 8-K filed by Vianet with the SEC on June 1, 1999 under SEC file No. 033-55254-19.

(4) Incorporated by reference to the Form 8-K filed by Vianet with the SEC on March 16, 1999 under SEC file No. 033-55254-19.

(5) Incorporated by reference to the Form 10-QSB filed by Vianet with the SEC on August 20, 1999 under SEC file No. 033-55254-19.

(6) Incorporated by reference to the Form 8-K/A filed by Vianet with the SEC on July 15, 1999 under SEC file No. 033-55254-19.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         VIANET TECHNOLOGIES, INC.

Date: January 26, 2000              By: /s/Vincent Santivasci
                                         ---------------------
                                         Vincent Santivasci,
                                         Chief Financial Officer

Item 13. Financial Statements and Supplementary Data.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                        INDEX TO FINANCIAL STATEMENTS AND
                           OTHER FINANCIAL INFORMATION

                                                                                                 Page No.
                                                                                                 --------
    Historical Consolidated Financial Statements of
     Vianet Technologies, Inc. and Subsidiary:
     o  Independent Auditors' Report                                                                F-2
     o  Consolidated Balance Sheets - December 31, 1998 and September 30, 1999
        (Unaudited)
     o  Consolidated Statements of Operations for the Period March 20, 1998
        (inception) to December 31, 1998 and the Nine Months ended September
        30, 1999 and 1998 (Unaudited)                                                               F-4
     o  Consolidated Statements of Shareholders' Equity                                             F-5
     o  Consolidated  Statements  of Cash  Flows for the Period March 20, 1998 (inception)
        to December 31, 1998 and the Nine Months ended September 30, 1999 and 1998
        (Unaudited)
     o  Notes to Consolidated Financial Statements                                                 F-6-7
    Historical Consolidated Financial Statements of Develcon Electronics, Ltd. and
    Subsidiaries:                                                                                  F-8-18
     o  Independent Auditors' Report                                                                F-19
     o  Consolidated Balance Sheets                                                                 F-20
     o  Consolidated Statements of Operations                                                       F-21
     o  Consolidated Statements of Deficit                                                          F-22
     o  Consolidated Statements of Changes in Financial Position                                    F-23
     o  Notes to Consolidated Financial Statements                                                F-24-31
    Historical Consolidated Financial Statements of Infinop Holdings, Inc. and Subsidiaries:
     o  Independent Auditors' Report                                                                F-32
     o  Consolidated Balance Sheets                                                                 F-33
     o  Consolidated Statements of Operations                                                       F-34
     o  Consolidated Statements of Deficiency in Shareholders' Equity                               F-35
     o  Consolidated Statements of Cash Flows                                                       F-36
     o  Notes to Consolidated Financial Statements                                                F-37-44
    Pro Forma Financial Information:
     o  Unaudited ProForma Balance Sheets and notes thereto                                       F-45-47
     o  Unaudited Pro Forma Statements of Operations and notes thereto                            F-48-49


                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders
Vianet Technologies, Inc.



We have audited the accompanying balance sheet of Vianet Technologies, Inc. as of December 31, 1998, and the related statements of operations, deficiency in shareholders' equity and cash flows for the period from March 20, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vianet Technologies, Inc. as of December 31, 1998, and the results of its operations and cash flows for the period from March 20, 1998 (inception) to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a recently formed entity which is dependent upon its ability to obtain additional sources of financing to fund its working capital requirements. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                  /s/EDWARD ISAACS & COMPANY LLP


New York, New York
July 26, 1999

                                     - F-2 -

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                          December 31,               September 30,
                                                                                              1998                       1999
                                                                                        ----------------          ----------------
                                                                                                                      (Unaudited)
                                     ASSETS
Current Assets:
   Cash and cash equivalents                                                           $    13,856           $    15,617
   Marketable securities                                                                   669,268                  --
   Receivable from related party                                                              --                 201,084
                                                                                       -----------           -----------
         Total Current Assets                                                              683,124               216,701
                                                                                       -----------           -----------
Net Assets of Discontinued Operations                                                         --               5,726,577
                                                                                       -----------           -----------
Other Assets:
   Loans due from Develcon Electronics, Ltd.                                             1,506,800                  --
   Loans due from Infinop Holdings, Inc.                                                      --                 724,000
   Loans due from PSI Communications, Inc.                                                    --                 300,000
   Deferred costs arising from the acquisition of Infinop Holdings, Inc.                      --                 159,132
   Technology license, at cost less accumulated amortization of 1999:
     $90,000 and 1998: $22,500                                                             427,500               360,000
   Other                                                                                    65,375                 6,500
                                                                                       -----------           -----------
         Total Other Assets                                                              1,999,675             1,549,632
                                                                                       -----------           -----------
                                                                                       $ 2,682,799           $ 7,492,910
                                                                                       ===========           ===========

                LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current Liabilities:
   Accounts payable and accruals                                                       $   251,384           $ 1,345,642
   Convertible demand notes payable - related parties                                    2,909,272                  --
   Loans payable - related parties                                                            --               2,201,517
   Payable to Director of the Company                                                        1,000                 1,000
                                                                                       -----------           -----------
         Total Current Liabilities                                                       3,161,656             3,548,159
                                                                                       -----------           -----------

Shareholders' Equity (Deficiency):
   Series A convertible preferred shares (1998: authorized, issued and outstanding 250,000)
                                                                                         1,000,000                  --
   Common shares, $0.001 par value, 100,000,000 shares authorized - 1,400,000
     and 9,140,886 shares issued and outstanding, respectively                               1,400                 9,141
   Additional paid-in capital                                                                2,100             8,561,956
   Subscriptions receivable                                                               (990,500)                 (500)
   Accumulated deficit                                                                    (491,857)           (4,624,773)
   Accumulated other comprehensive loss                                                       --                  (1,073)
                                                                                       -----------           -----------
         Total Shareholders' Equity (Deficiency)                                          (478,857)            3,944,751
                                                                                       -----------           -----------
                                                                                       $ 2,682,799           $ 7,492,910
                                                                                        ==========            ==========

See Independent Auditors' Report and notes to consolidated financial statements.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                       For the Period
                                       March 20, 1998
                                       (Inception) to       Nine Months Ended
                                        December 31,          September 30,
                                      ---------------  ---------------------------
                                             1998          1999           1998
                                        -----------    -----------    -----------
                                                              (Unaudited)
Revenue:
  Interest and other income             $    66,341    $   109,930    $    43,583
                                        -----------    -----------    -----------
Costs and Expenses:
  Selling, general and administrative       557,276      1,779,711        399,732
  Depreciation and amortization                --          100,914           --
  Interest and other                            922         53,846
                                        -----------    -----------    -----------
                                            558,198      1,934,471        399,732
                                        -----------    -----------    -----------
Loss from Continuing Operations            (491,857)    (1,824,541)      (356,149)

Loss from Discontinued Operations              --       (2,308,375)          --
                                        -----------    -----------    -----------
    Net Loss                            $  (491,857)   $(4,132,916)   $  (356,149)
                                        ===========    ===========    ===========
Loss per share - basic and diluted:
  Loss from continuing operations       $     (0.35)   $     (0.27)   $     (0.25)
  Loss from discontinued operations            --            (0.35)          --
                                        -----------    -----------    -----------
    Net Loss                            $     (0.35)   $     (0.62)   $     (0.25)
Weighted average number of shares
  outstanding                             1,400,000      6,646,293      1,400,000
                                        ===========    ===========    ===========

See Independent Auditors' Report and notes to consolidated financial statements.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                 Convertible
                                               Preferred Stock           Common Stock        Additional
                                             ------------------       ------------------      Paid-In        Subscription
                                             Shares      Amount       Shares      Amount      Capital         Receivable
                                             ------      ------       ------     -------     ----------      ------------
Issuance of Common Stock                                            1,400,000    $1,400       $2,100              $(500)
Issuance of Preferred Stock                 250,000   $1,000,000                                              $(990,000)
  Net loss
                                            -------   ----------    ---------    ------       ------          ---------
Balances at December 31, 1998               250,000    1,000,000    1,400,000     1,400        2,100           (990,500)
                                            =======   ==========    =========    ======       ======          =========
Comprehensive loss

Effect of merger with "old Vianet"                                  1,000,000     1,000            -
Issuance of common stock for services             -            -      194,500       195      463,280                  -
Issuance of common stock                                              100,000       100      549,900
Issuance of common stock in
  connection with Develcon transaction            -            -    2,705,488     2,705    3,805,942                  -
Conversion of preferred stock              (250,000)  (1,000,000)   1,000,000     1,000      999,000            990,000
Conversion of notes payable                       -            -    2,739,272     2,739    2,736,533                  -
Exercise of stock options                         -            -        1,626         2        5,201                  -
Comprehensive loss:
  Net loss                                        -            -            -         -            -                  -
  Other comprehensive loss:
   Foreign currency translation
    Adjustments                                   -            -            -         -            -                  -
                                            -------   ----------    ---------    ------       ------          ---------
Balances at September 30, 1999
  (Unaudited)                                     -            -    9,140,886    $9,141   $8,561,956             $ (500)
                                            =======   ==========    =========    ======   ==========          =========
Comprehensive loss



                                                            Accumulated
                                                               Other              Total           Comprehensive
                                             Accumulated    Comprehensive      Stockholders'          Income
                                                Deficit        Income             Equity              (Loss)
                                             ------------   -------------      -------------      --------------
Issuance of Common Stock                                                            $3,000
Issuance of Preferred Stock                                                         10,000
  Net loss                                    (491,857)                           (491,857)          (491,857)
                                           -----------        --------         -----------        -----------
Balances at December 31, 1998                 (491,857)              -            (478,857)
                                           ===========        ========         ===========
Comprehensive loss                                                                                  $(491,857)
                                                                                                  ===========
Effect of merger with "old Vianet"                                                   1,000
Issuance of common stock for services                -               -             463,475
Issuance of common stock                                                           550,000
Issuance of common stock in
  connection with Develcon transaction               -               -           3,808,647
Conversion of preferred stock                        -               -             990,000
Conversion of notes payable                          -               -           2,739,272
Exercise of stock options                            -               -               5,203
Comprehensive loss:
  Net loss                                  (4,132,916)              -          (4,132,916)       $(4,132,916)
  Other comprehensive loss:
   Foreign currency translation
    Adjustments                                      -        $ (1,073)             (1,073)            (1,073)
                                           -----------        --------         -----------        -----------
Balances at September 30, 1999
  (Unaudited)                              $(4,624,773)        $(1,073)         $3,944,751
                                           ===========        ========         ===========
Comprehensive loss                                                                                $(4,133,989)
                                                                                                  ===========

See Independent Auditors' Report and notes to consolidated financial statements.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             For the Period
                                                                              March 20, 1999
                                                                              (Inception) to                 Nine Months Ended
                                                                               December 31,                    September 30,
                                                                           ---------------------    --------------------------------
                                                                                   1998                  1999                1998
                                                                           ---------------------    ----------------    ------------
                                                                                                                 (Unaudited)
Operating Activities:
Net loss                                                                        $(491,857)           $(4,132,916)         $(356,149)
Adjustments to reconcile net loss to net cash (used in) provided by continuing operating activities:
   Loss from discontinued operations                                                    -              2,308,375                  -
   Depreciation and amortization                                                   22,500                100,914                  -
   Unrealized loss from foreign currency transactions                              73,200
   Gain on sale of marketable securities                                                -                (70,687)                 -
   Issuance of common stock for services                                            2,500                463,475                  -
Increase (decrease) in cash attributable to changes in operating assets and liabilities:
   Prepaids and other                                                             (65,375)                58,875                  -
   Accounts payable, accruals and other                                           251,384                929,710            373,381
                                                                                ---------            -----------          ---------
   Net cash (used in) provided by continuing operations                          (207,648)              (342,254)            17,232
   Net cash used in discontinued operations                                             -             (1,490,393)                 -
                                                                                ---------            -----------          ---------
   Net cash (used in) provided by operating activities                           (207,648)            (1,832,647)            17,232
                                                                                ---------            -----------          ---------
Investing Activities:
   Loans to PSI Communications, Inc.                                                    -               (300,000)                 -
   Loans to Develcon Electronics Ltd.                                            (225,000)                     -                  -
   Loans to Infinop Holdings, Inc.                                                      -               (724,000)                 -
   Purchase of SPS Technology License                                            (450,000)                     -                  -
   Proceeds from sale of marketable securities                                          -                739,955                  -
   Deferred costs of Infinop Holdings, Inc. acquisition                                 -               (159,132)                 -
   Receivable from related party                                                        -               (201,084)                 -
                                                                                ---------            -----------          ---------
  Net cash used in continuing operations                                         (675,000)              (644,261)                 -
  Net cash used in discontinued operations                                              -             (1,096,978)                 -
                                                                                ---------            -----------          ---------
  Net cash used in investing activities                                          (675,000)            (1,741,239)                 -
                                                                                ---------            -----------          ---------
Financing Activities:
   Repayment of convertible notes payable                                               -               (200,000)                 -
   Loan payable to related parties                                                      -              2,201,517                  -
   Proceeds from convertible notes payable                                        885,004                 30,000                  -
   Proceeds from issuance of convertible preferred shares                          10,000                      -                  -
   Issuance of common stock                                                         1,500                555,203                  -
   Proceeds from subscription receivable                                                -                990,000                  -
                                                                                ---------            -----------          ---------
  Net cash provided by financing activities                                       896,504              3,576,720                  -
                                                                                ---------            -----------          ---------
Effect of exchange rate changes                                                         -                 (1,073)                 -
  Net increase in cash and cash equivalents                                        13,856                  1,761             17,232
  Cash and cash equivalents, beginning                                                  -                 13,856                  -
                                                                                ---------            -----------          ---------
   Cash and cash equivalents, end                                                 $13,856                $15,617            $17,232
                                                                                =========            ===========          =========

See Independent Auditors' Report and notes to consolidated financial statements.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                              For the Period
                                                                              March 20, 1999
                                                                              (Inception) to                 Nine Months Ended
                                                                               December 31,                    September 30,
                                                                           ---------------------    --------------------------------
                                                                                   1998                  1999                1998
                                                                           ---------------------    ----------------    ------------
                                                                                                                 (Unaudited)
Noncash Transactions:
Acquisition of Develcon Electronics, Ltd.
   Fair value of assets acquired                                               $        -           $12,226,306           $      -
   Liabilities assumed                                                                  -            (9,692,412)                 -
   Common stock issued                                                                  -            (2,533,894)                 -
                                                                               ----------           -----------           ---------
   Net cash paid for acquisition                                                        -                     -                  -
   Cash acquired in acquisition                                                         -                     -                  -
                                                                               ----------           -----------           ---------
Cash paid for acquisition                                                      $                    $         -           $      -
                                                                               ==========           ===========           =========
Issuance of convertible demand notes payable in return for marketable
equity securities                                                              $  669,268           $         -           $      -
                                                                               ==========           ===========           =========
Issuance of convertible demand notes payable in return for loan
receivable from Develcon                                                       $1,355,000           $         -           $      -
                                                                               ==========           ===========           =========
Issuance of common stock to RBCC                                               $        -           $   352,875           $      -
                                                                               ==========           ===========           =========
Issuance of common stock for debt (Develcon creditors)                         $        -           $   921,878           $      -
                                                                               ==========           ===========           =========
Conversion of notes payable into common stock                                  $        -           $ 2,739,272           $      -
                                                                               ==========           ===========           =========
Conversion of Series A Convertible Preferred Stock into common stock           $        -           $ 1,000,000           $      -
                                                                               ==========           ===========           =========


See Independent Auditors' Report and notes to consolidated financial statements.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information as of September 30, 1999 and for the
           Nine Months Ended September 30, 1999 and 1998 is Unaudited)

1.  Organization and Business

    Vianet Technologies, Inc. ("Old Vianet") was incorporated in the State of Delaware, U.S. on March 20, 1998 initially to acquire Develcon Electronics, Ltd. ("Develcon") (see Note 3) and a license to utilize SPS Technology ("SPS") developed by NewCom Technologies, Inc. SPS is a technology developed to exploit the convergence of telecommunications and data transmission methods. Through the merger and acquisitions described below, the Company is a publicly owned designer and marketer of advanced data compression technology and computer networking products that allow our customers to deliver integrated voice, video and data communication services to be used for network access, value-added services, and E-commerce applications.

    Merger with Radar Resources, Inc.:

    In March 1999, Old Vianet, , entered into a Merger Agreement with Radar Resources, Inc., a Nevada Corporation ("Radar"), under the terms of which Radar and Old Vianet merged through an exchange of shares (the "Merger"). Radar was a public company subject to reporting obligations under Section 15(d) of the Securities Exchange Act of 1933, as amended, and had not previously been engaged in any business activity or had any assets or liabilities. Radar's authorized capital is 100,000,000 shares of par value $0.001 per share, of which 1,000,000 shares were issued and outstanding at the date of the merger. Subject to the terms and conditions of this Merger Agreement, Radar issued to the shareholders of Old Vianet, four shares of fully paid and nonassessable shares of the company's common stock, $.001 par value ("Common Stock") per share in exchange for each share of Old Vianet's outstanding common stock. The existing common shareholders of Old Vianet received 1,400,000 shares of common stock of the Merged Company in exchange for the 350,000 shares then outstanding. All shares of Old Vianet's Series A Convertible Preferred Stock issued and outstanding immediately prior to the Merger were deemed to have been converted into an aggregate of 250,000 shares of Old Vianet's common stock and the Series A Convertible Preferred shareholders received 1,000,000 shares of Common Stock of the Company. Further, holders of Old Vianet convertible demand notes payable received 2,709,272 shares of common stock. For accounting purposes, Old Vianet was considered to be the acquirer in a reverse acquisition accounted for as a purchase. All share amounts have been retroactively restated to reflect the reverse acquisition. Upon completion of the merger, Radar changed its name to Vianet Technologies, Inc. References hereinafter to "Vianet" or "the Company," refer to Vianet Technologies, Inc., a Nevada corporation, together with its subsidiaries.

    Going Concern:

    The Company is a recently formed entity which is dependent upon its ability to obtain additional sources of financing to fund its working capital requirements. The Company is considering several financing alternatives to fund such requirements. While the Company has, in the past, been able to maintain access to adequate external financing sources on acceptable terms, no assurances can be given that such access will continue.

    These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information as of September 30, 1999 and for the
           Nine Months Ended September 30, 1999 and 1998 is Unaudited)


2.  Significant Accounting Policies

    Basis of Consolidation:

    The consolidated financial statements include the accounts of Vianet Technologies, Inc. (Vianet) and in 1999 its wholly-owned subsidiary, Develcon and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated. Subsequent to September 30, 1999, Vianet sold Develcon (see Note 3), accordingly, the financial statements have been restated to reflect Develcon as a discontinued operation.

    Foreign Currency:

    All balance sheet accounts of foreign operations are translated into U.S. dollars at the year-end rate of exchange and statements of earnings items are translated at the weighted average exchange rates for the year. The resulting translation adjustments are reported as a component of comprehensive income. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are included in the consolidated statements of operations

    Cash and Cash Equivalents:

    Cash and cash equivalents include cash held in banks and time deposits having original maturities of three months or less.

    Investment in Marketable Equity Securities:

    The Company accounts for its investments in equity securities that have readily determinable fair values under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Marketable equity securities consist of shares of common stock and are stated at market value. Management has identified the Company's marketable equity securities as trading securities and, accordingly, unrealized gains and losses on such securities are recorded in the statement of operations.

    Technology License:

    The technology license consists of purchased technology, amortized by the straight-line method over a period of five years, the initial term of the license agreement.

    Goodwill:

    The excess of the cost over the fair value of net assets of its purchased business is recorded as goodwill and is amortized on a straight-line basis over its estimated useful life of six years.

    Use of Estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information as of September 30, 1999 and for the
           Nine Months Ended September 30, 1999 and 1998 is Unaudited)

2.  Significant Accounting Policies (Continued)

    Stock Option Plan:

    The Company accounted for stock options issued to employees in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25 and provide pro forma net income disclosures for employee stock option grants as if the fair value based method, as defined in SFAS No. 123, had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123.

    Net Loss Per Share:

    Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consists of incremental common shares issuable upon exercise of stock options and warrants. Computation of diluted loss per share is not reflected, because including potential common shares will result in an anti-dilutive per share amount due to the loss in the periods.

    Comprehensive Income:

    The Company reports and presents comprehensive income and its components in accordance with SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires only additional disclosures in the financial statements; it does not affect the Company's financial position or results of operations.

    Fair Value of Financial Instruments:

    Statement of Financial Accounting Standards ("SFAS") No.107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the fair value of certain financial instruments for which it is practicable to estimate fair value. For purposes of the disclosure requirements, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Fair value of financial instruments classified as current assets or liabilities (except convertible demand notes payable) approximates carrying value due to the short-term maturity of underlying financial instruments. The carrying value of the convertible demand notes payable are reasonable estimates of their fair value since they were convertible into the Company's common stock at a conversion price equivalent to the conversion rights of the Company's Series A convertible preferred shares.

    Income Taxes:

    The Company accounts for income taxes under the asset and liability method as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information as of September 30, 1999 and for the
           Nine Months Ended September 30, 1999 and 1998 is Unaudited)


2.  Significant Accounting Policies (Continued)

    Research and Development:

    Research and development costs are expensed as incurred.

    Segment Reporting:

    Effective July 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 superceded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not effect the results of operations, financial position, or the disclosure of segment information because the Company operates only in one segment.

    Unaudited Interim Financial Statements:

    The accompanying financial statements of the Company as of September 30, 1999 and for the nine months ended September 30, 1999 and 1998 are unaudited. All adjustments (consisting only of normal recurring adjustments) have been made which, in the opinion of management, are necessary for a fair presentation thereof. Results of operations for the nine months ended September 30, 1999 and 1998 are not necessarily indicative of the results that may be expected for the full year or for any future period.

3.  Acquisition and Subsequent Disposition of Develcon Electronics, Ltd.

    Acquisition:

    On February 12, 1999, the Company entered into an Arrangement Agreement (the "Arrangement") to acquire all the outstanding shares of Develcon. The Arrangement was approved by the Supreme Court of British Columbia, the Securityholders and Debentureholders of Develcon.

    The Arrangement provided for Develcon shareholders to receive one share of common stock of the Company for every 30.75 shares of Develcon. The Arrangement also provided that the Develcon convertible notes payable be converted into 5.9963 Develcon shares for each $1.00 principal amount of notes payable and that interest accrued on the convertible notes payable but not paid shall be forgiven. These shares were converted into Vianet shares in the ratio of one share of the Company for every 30.75 shares of Develcon. Additionally, certain other creditors of Develcon agreed to either accept common stock of Vianet as payment for amounts or portions of amounts owed to them or restructure the repayment schedule.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information as of September 30, 1999 and for the
           Nine Months Ended September 30, 1999 and 1998 is Unaudited)


3. Acquisition and Subsequent Disposition of Develcon Electronics, Ltd. (Continued)

    In exchange for restructuring the repayment schedule of its debt, a lender of Develcon was granted warrants to purchase 150,000 shares of Vianet stock at $6.00 per share. Since such debt had not been repaid by June 30, 1999, these warrants were issued August 1, 1999, and are exercisable through June 2002. The Arrangement became effective on May 17, 1999. Accordingly, the assets and liabilities have been consolidated as of the date of acquisition and the results of operations have been included from May 17, 1999, to September 30, 1999.

    The former shareholders and creditors of Develcon hold 2,707,114 shares of the 9,140,886 shares of common stock the Company has outstanding.

    The acquisition was accounted by the purchase method of accounting. Assets acquired and liabilities assumed have been recorded at their estimated fair values. The excess of cost over the estimated fair value of the net assets acquired was allocated to goodwill.

    The purchase price of Develcon was determined by the number of shares issued by the Company to effect the acquisition and the amount of loans provided to Develcon. The total acquisition amounted to $7,034,000 including $6,015,000 for goodwill.

    Unaudited pro forma consolidated results of operations as if the acquisition had been made at the beginning of the nine months ended September 30, 1999 is omitted due to the subsequent disposition of Develcon described below.

    Disposition:

    On December 31, 1999, the Company completed the sale of Develcon, its flexible and modular communication platform design and manufacturing business segment, to an entity controlled by the President of Develcon, Thorpe Bay Corporation (Thorpe Bay). Under the terms of the agreement Thorpe Bay acquired the assets and liabilities of Develcon for $2,500,000, thus acquiring Develcon's assets and liabilities excluding $4,836,695 owed by Develcon to the Company. The $2,500,000 is payable at the end of five years without interest and will be recorded at its present value with interest imputed at 9%. The Company will be contingently liable for bank debt of Develcon of CDN$1,500,000 (approximately US$1,000,000) and will issue 183,333 common shares and warrants to purchase 400,000 common shares with an aggregate fair value of $565,591 to Develcon's President. Separately, the Company entered into a technology license agreement ("License Agreement") with Develcon for royalty free future use of certain Develcon technology. Consideration for the License Agreement will be the issuance by the Company of warrants to purchase 650,000 common shares with a fair value of $536,547.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information as of September 30, 1999 and for the
           Nine Months Ended September 30, 1999 and 1998 is Unaudited)

3. Acquisition and Subsequent Disposition of Develcon Electronics, Ltd. (Continued)

    Disposition (Continued):

    The balance sheet, statement of operations and statement of cash flows as of and for the nine months ended September 30, 1999 have been restated to reflect the discontinued operation. The extraordinary loss on extinguishment of debt of $352,875, which was previously reported as an extraordinary item, is included as part of the loss from discontinued operations. The assets and liabilities of Develcon at September 30, 1999 are as follows:

    Assets:
    Cash                                                             $    23,364
    Receivables                                                        1,072,308
    Inventories                                                        2,588,997
    Other Current Assets                                                 229,022
    Intangibles                                                        5,654,075
    Property and equipment                                             2,174,925
                                                                      ----------

              Total Assets                                            11,742,691
                                                                     -----------

    Liabilities:
    Bank line of credit                                                  340,135
    Current portion of long-term debt                                  1,999,701
    Notes payable                                                        308,698
    Accounts payable and accruals                                      3,310,752
    Long-term debt                                                        56,828
                                                                     -----------

              Total liabilities                                        6,016,114
                                                                     -----------

         Net assets of discontinued operations                       $ 5,726,577
                                                                     ===========

    The Company expects to record a loss of approximately $1,500,000 from operations and a loss of approximately $3,500,000 from the sale of Develcon during the three months ended December 31, 1999.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information as of September 30, 1999 and for the
           Nine Months Ended September 30, 1999 and 1998 is Unaudited)

4.  Acquisition of Infinop Holdings, Inc.

    On May 19, 1999, the Company entered into a letter of intent to acquire 100% of Infinop Holdings, Inc. ("Infinop") of Denton, Texas, a privately held corporation, in exchange for common shares of Vianet. The Company has advanced Infinop $724,000 in loans as at September 30, 1999. The acquisition, which will be accounted for as a purchase, was completed on October 12, 1999, the outstanding loans were forgiven, and 1,494,454 common shares of the Company were issued to Infinop's shareholders. Concurrent with the acquisition, Infinop was renamed Vianet Labs, Inc. ("Vianet Labs"). In addition, Vianet issued options to purchase an aggregate of 598,284 shares of its common stock upon assumption of Infinop's Stock Option Plan.

    Infinop develops advanced compression technologies for a wide range of software and hardware applications. Infinop's patented compression technology dramatically improves compression ratios, increases transmission speeds and improves image quality.

5.  Acquisition of PSI Communications, Inc.

    On July 26, 1999, the Company entered into an agreement whereby it would provide PSI Communications, Inc. (PSI) with $500,000 of interim financing in exchange for an option to acquire PSI for consideration consisting of 1,200,000 shares of the Company's common stock, discharge of PSI's liability for the interim financing, repayment of certain liabilities to PSI shareholders and employees, and additional payments and issuance of stock based upon PSI's performance. If the Company does not exercise the option it may elect (1) to receive a non-exclusive indefinite license to utilize PSI's current and future technology, subject to a royalty of five percent of revenues; (2) have the interim financing remain as debt due from PSI in which case it shall be due on June 30, 2000 with interest payable at 6% per annum commencing January 1, 2000. If unpaid at June 30, 2000, the Company may elect to convert the debt to up to 10% of the common equity of PSI depending on the amount unpaid.

    The acquisition, which will be accounted for as a purchase, was completed on December 30, 1999. The outstanding loans were forgiven, 2,500,000 common shares were issued to PSI's shareholders and $300,000 was paid in cash. Concurrent with the acquisition, PSI was renamed Vianet Access, Inc., ("Vianet Access").

6.  SPS Technology License

    The Company purchased a license for the SPS technology from NewCom Technologies, Inc. (the "Licensor") for $450,000. The license entitles the Company to use certain intellectual property rights. This "right to use" includes any patents associated with the SPS technology along with the current preferred embodiment of the patent. Royalty payments of 2.5% of Net Cash Received, as defined in the license agreement, on products manufactured and sold, licensed or services rendered by Vianet during the term of the license are due to the licensor. The Company may, at its option, pay a one-time royalty fee of $2.1 million at any time during the term. If such one time payment is made, the license shall become perpetual and no further royalties will be due under the license.

    The license provides the Company with all the source code and documentation required to allow the Company to integrate the technology into its products. The license provides for quarterly updates from NewCom of the hardware/firmware for the initial five year term of the agreement.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information as of September 30, 1999 and for the
           Nine Months Ended September 30, 1999 and 1998 is Unaudited)


7.  Series A Convertible Preferred Stock

    The authorized Series A convertible preferred stock of the Company consists of 1,000,000 shares, of which 250,000 shares were issued and outstanding at December 31, 1998. Such shares were issued at $4 per share. Of the issued and outstanding shares, 2,500 were fully paid at December 31, 1998, the remaining subscription receivable outstanding, $990,000, was paid subsequent to December 31, 1998.On March 23, 1999 the Series A preferred stock was converted into common stock at a rate of four for one. As a result, the Series A preferred shareholders received 1,000,000 shares of common stock of the Company.

8.  Common Stock

    On August 5, 1999, pursuant to a private placement offering, the Company issued 100,000 shares of common stock for $550,000 and 55,000 three-year warrants exercisable at $6.60 per share. The placement agent received $50,000 and 10,000 shares of common stock, with a fair value of $38,750, in connection with the transaction.

    In conjunction with a modification of the banking facilities with Royal Bank Capital Corporation (RBCC), pertaining to Develcon, the Company issued 120,000 shares of common stock, with a fair value of $352,875, to RBCC and warrants to purchase additional 150,000 common shares, exercisable at $6.00 per share.

    For the nine months ended September 30, 1999, the Company issued 184,500 shares of common stock, with a fair value of $424,725, in exchange for services rendered. Subsequent to September 30, 1999, the Company issued 20,000 shares of common stock for legal services rendered. The
    Company issued warrants to purchase 2,460,000 shares of common stock at $1.10-12.00 per share. These Warrants include 1,960,000 Shares issued to a related entity and warrants for 1,300,000 Shares that were issued subsequent to September 30, 1999.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information as of September 30, 1999 and for the
           Nine Months Ended September 30, 1999 and 1998 is Unaudited)

9.  Related Party Transactions

    Convertible Demand Notes Payable:

    On March 23, 1999, convertible demand notes payable of $2,909,272 to entities controlled by two officers and directors of the Company were converted into 2,739,272 shares of common stock at a ratio of one share for every $1 of principal amount. During the nine months ended September 30, 1999, the Company repaid $200,000 and additional convertible demand notes of $30,000 were issued.

    Loans:

    At September 30, 1999, loans payable to shareholders of the Company were $241,517 and loans receivable from a related party were $201,084. Such loans are non-interest bearing.

    Credit Facility:

    In July 1999, Vianet entered into a $3,000,000 credit facility (the "Facility") with an entity controlled by the President and Chief Executive Officer. At September 30, 1999, $1,960,000 was outstanding under the facility. The Facility bears interest at 10% per annum and monthly fees of $15,000. In addition, Vianet issued warrants for 300,000 shares of common stock exercisable at prices of $3.00 to $5.00 per share in consideration for the Facility. The Facility is secured by all of Vianet's major assets, including the shares of Vianet Labs and Vianet Access, and is repayable on March 31, 2000. Vianet currently does not have the funds to repay the Facility and will not be able to repay the Facility without raising additional capital. Vianet intends to negotiate an extension to the Facility.

10. Income Taxes

    The difference between the statutory Federal income tax rate and the Company's effective tax rate for the period ended December 31, 1998 is principally due to the Company incurring net operating losses for which no tax benefit was recorded.

    For Federal income tax purposes, the Company has unused net operating loss carryforwards of approximately $416,500 expiring through year 2018. The availability of the net operating loss carryforwards to offset income in the future years, if any, may be limited by the Internal Revenue Code Section 382 as a result of certain ownership changes. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 1998 are as follows:

    Deferred tax assets:
      Net operating loss carryforward - current period                $ 166,500
      Unrealized foreign exchange loss                                   29,500
                                                                      ---------

                                                                        196,000
    Less valuation allowance                                           (196,000)
                                                                      ---------

    Deferred tax asset                                                $       -
                                                                      =========

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information as of September 30, 1999 and for the
           Nine Months Ended September 30, 1999 and 1998 is Unaudited)

10.      Income Taxes (Continued)

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. The valuation allowance was recorded due to the uncertainty in the utilization of Federal net operating loss carryforwards.

11.      Stock Incentive Plan

         The Company adopted a Stock Incentive Plan for employees (the Plan). The Plan permits the issuance of stock options to selected employees, officers and directors of the Company. Options granted may be either nonqualified or incentive stock options.

         The Company has assumed options granted under Develcon's Option Plans (Acquired Options). The Acquired Options were assumed by the Company outside of its stock option plan, and they are administered as if issued under their original plans. All of the Acquired Options have been adjusted to effectuate the conversion under the terms of the Arrangement between the Company and Develcon. The Acquired Options generally become exercisable over a three-year period and generally expire ten years from the date of grant. No additional options will be granted under Develcon's plans.

        The following table summarizes stock option activity for the period March 20, 1998 (inception) to December 31, 1998 and the nine months ended September 30, 1999:

                                                                      Number of                     Weighted
                                                                    Shares Subject              Average Exercise
                       Stock Option Activity                          to Options                 Price Per Share
                                                               -------------------------    --------------------------
       Granted-1998                                                    440,000                        $1.00
                                                                       -------
       Outstanding, December 31, 1998                                  440,000                        $1.00
            Granted                                                    470,000                         6.40
            Assumed from Develcon plans                                 61,951                        10.21
            Exercised                                                   (1,626)                        3.20
                                                                       -------
       Outstanding, September 30, 1999                                 970,325                        $4.20
                                                                       =======

         Subsequent to September 30, 1999, in connection with the Infinop acquisition, the Company assumed options granted under Infinop's option plan and also granted options for 200,000 shares of common stock to employees exercisable at $1.50 - $2.375 per share under the Plan.

                    VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Information as of September 30, 1999 and for the
           Nine Months Ended September 30, 1999 and 1998 is Unaudited)

12.     Commitments and Contingencies

         Debt Agreements:

         The Company is in default on certain debt agreements, including nonpayment of principal and interest, and in violation of financial covenants, which allow the lenders to demand repayment. As such, the balances with respect to these debt agreements are included in current maturities of long-term debt. During August 1999, the Company modified its banking arrangement with RBCC which provided for the issuance of common shares and warrants (see Note 3) in exchange for RBCC agreeing not to exercise its option to demand immediate payment of the debt because of violation of certain financial covenants, until June 30, 2000. The modified banking arrangement has substantially different terms from the original debt instrument and as a result is recorded at its fair value, with an extraordinary loss of US$352,875 recorded on the extinguishment of the original debt instrument. The current banking facilities provided by RBCC consist of a CDN$1,500,000 term loan. The term loan is payable in three CDN$500,000 installments due on or before December 31st of 2000, 2001 and 2002, respectively. Interest charged on the Company's RBCC facilities is calculated at 8.5% per year. Furthermore, all indebtedness of the Company under the RBCC facilities is secured by Develcon's assets and a corporate guarantee executed by the Company. The company is also in violation of its agreement with respect to a note payable with a Canadian government entity (CDN$344,087). On December 31, 1999 the Company sold Develcon as described in Note 3. The Company continues to guarantee the term loan from RBCC to Develcon in the amount of CDN$1,500,000, which is due and payable in three CDN$500,000 installments on or before December 31st of 2000, 2001 and 2002, respectively. There can be no assurance that Develcon will be able to repay RBCC. RBCC is a shareholder and warrant holder of the Company.

         Consulting Agreements:

         The Company entered into consulting agreements with several investor relations firms. The agreements, as amended, resulted in the issuance of 100,000 shares of common stock and 500,000 warrants to purchase common stock at $3.00 to $4.58 per share.

13.      Subsequent Events

         Financing:

         In December 1999, pursuant to a private placement offering, Vianet sold an aggregate of 1,296,971 shares of common stock and 3,890,913 common stock purchase warrants. In January 2000, Vianet completed an additional closing of the private placement offering in which 871,981 shares of common stock and 2,615,943 common stock purchase warrants were sold. The private placement offering, which was completed with Aegis Capital Corp. as placement agent, resulted in the sale of an aggregate of 32.535 units to accredited investors for net proceeds to Vianet of approximately $2,797,000 . Each unit consisted of an aggregate of 66,666 shares of common stock and 66,666 Class A, 66,666 Class B and 66,666 Class C common stock purchase warrants, which are exercisable at $2.00, $2.50 and $3.00 per share, respectively.

         Employment Agreements:

         In connection with the PSI acquisition, the Company entered into two year employment agreements with PSI's principal shareholders which provides for aggregate annual compensation of $675,000.

     Auditors' Report to Shareholders

     We have audited the consolidated balance sheets of Develcon Electronics Ltd. as at August 31, 1998 and 1997 and the consolidated statements of operations, deficit and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Develcon Electronics Ltd. as at August 31, 1998 and 1997 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.


     /s/KPMG LLP
     KPMG LLP
     Chartered Accountants
     Saskatoon, Canada
     January 25, 1999

DEVELCON ELECTRONICS LTD.

CONSOLIDATED BALANCE SHEETS

August 31, 1998 and 1997

(thousands of Canadian dollars)

                                                                                        1998               1997
                                                                                        ----               ----
Assets
Current Assets
         Trade accounts receivable                                                    $3,346             $3,999
         Prepaids and other receivables                                                  486                417
         Investment tax credits receivable                                               190                527
         Inventory (note 4)                                                            4,600              5,452
                                                                              ---------------    ---------------
                  Total current assets                                                 8,622             10,395
                                                                              ---------------    ---------------
Property, Plant and Equipment (note 5)                                                 4,182              4,697
                                                                              ---------------    ---------------
Investment, at cost                                                                       -                 223
                                                                              ---------------    ---------------
Deferred Financing Costs                                                                 343                230
                                                                              ---------------    ---------------
                                                                                     $13,147            $15,545
                                                                              ---------------    ---------------


Liabilities and Shareholders' Equity (Deficiency)
Current Liabilities
         Bank indebtedness, secured                                                     $830               $588
         Interim financing, secured                                                    2,952                  ?
         Accounts payable and accrued liabilities                                      4,167              4,201
         Current portion of deferred revenue                                               -                100
         Current portion of long-term debt                                             5,022                464
                                                                              ---------------    ---------------
                  Total current liabilities                                           12,971              5,353
                                                                              ---------------    ---------------


Deferred Revenue                                                                           -                599
Long-term Debt (note 6)                                                                  377              5,103

Shareholders' Equity (Deficiency)
         Capital stock (note 7)                                                       25,535             25,453
         Other paid in capital (note 6)                                                  950                950
         Deficit                                                                     (26,686)           (21,913)
                                                                              ---------------    ---------------
                                                                                        (201)              4,490
                                                                              ---------------    ---------------

                                                                                     $13,147            $15,545
                                                                              ---------------    ---------------

          See accompanying notes to consolidated financial statements.

DEVELCON ELECTRONICS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended August 31, 1998 and 1997

(thousands of Canadian dollars except per share amounts)

                                                                                        1998              1997
                                                                                        ----              ----

Sales                                                                                $19,158           $18,907
Cost of sales                                                                         10,419             9,623


                                                                                 ------------   ---------------
Gross margin                                                                           8,739             9,284
                                                                                 ------------   ---------------

Expenses
         Selling and administration                                                    7,437             6,250
         Research and development                                                      3,472             3,393

                                                                                 ------------   ---------------
                                                                                      10,909             9,643
                                                                                 ------------   ---------------

                                                                                      (2,170)             (359)
                                                                                 ------------   ---------------

Depreciation and finance charges
         Amortization and impairment of goodwill (note 9)                                  -             9,972
         Depreciation and amortization                                                 1,362             1,194
         Interest on long-term debt                                                      650               499
         Other finance charges                                                           591               436


                                                                                 ------------   ---------------
                                                                                       2,603            12,101
                                                                                 ------------   ---------------


Net loss                                                                             $(4,773)         $(12,460)
                                                                                 ------------   ---------------


Loss per share (note 11)                                                               $(.11)            $(.28)



         See accompanying notes to consolidated financial statements.

DEVELCON ELECTRONICS LTD.

CONSOLIDATED STATEMENTS OF DEFICIT

Years Ended August 31, 1998 and 1997

(thousands of Canadian dollars)

                                                                                        1998              1997
                                                                                        ----              ----

Balance, beginning of year                                                         $(21,913)          $(9,453)
Net loss                                                                             (4,773)          (12,460)
                                                                              ---------------   ---------------

Balance, end of year                                                               $(26,686)         $(21,913)
                                                                              ---------------   ---------------




         See accompanying notes to consolidated financial statements.

DEVELCON ELECTRONICS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years Ended August 31, 1998 and 1997

(thousands of Canadian dollars)

                                                                                               1998              1997
                                                                                               ----              ----
Operating Activities
Net loss                                                                                    $(4,773)         $(12,460)
Items not requiring an outlay of cash
         Amortization and impairment in value of goodwill                                         -             9,972
         Depreciation and amortization                                                        1,362             1,194
         Non-cash portion of convertible debenture interest                                     169               121
         Non-cash portion of other finance charges                                               55                43
                                                                                      --------------   ---------------
                                                                                             (3,187)           (1,130)
                                                                                      --------------   ---------------

Cash provided by (utilized by) operating working capital (note 16)                            1,739             (995)
                                                                                      --------------   ---------------
Cash utilized by operating activities                                                        (1,448)           (2,125)
                                                                                      --------------   ---------------
Financing Activities
         Proceeds of interim financing                                                        2,952                 -
         Issues of long-term debt                                                                 -             4,064
         Retirement of long-term debt                                                          (337)             (421)
         Reduction of deferred revenue                                                         (699)             (183)
         Issue of share capital                                                                  86                 -
         Expenses related to issues                                                            (173)             (377)
                                                                                      --------------   ---------------
Cash provided by financing activities                                                         1,829             3,083
                                                                                      --------------   ---------------
Investing Activities
         Disposal of investment                                                                 223                 -
         Purchase of property, plant and equipment                                             (846)           (1,387)
         Disposal of equipment                                                                    -               193
                                                                                      --------------   ---------------
Cash utilized by investing activities                                                          (623)           (1,194)
                                                                                      --------------   ---------------
Decrease in cash position                                                                      (242)             (236)
Cash position, beginning of year                                                               (588)             (352)

                                                                                      --------------   ---------------
Cash position, end of year                                                                    $(830)            $(588)
                                                                                      --------------   ---------------

Cash position consists of bank indebtedness.

         See accompanying notes to consolidated financial statements.

                            DEVELCON ELECTRONICS LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      Years Ended August 31, 1998 and 1997
                    (all amounts stated in Canadian dollars)

1.    NATURE OF OPERATIONS

         The Company designs, manufactures and markets a sophisticated range of products, systems and services that are designed to provide efficient and cost effective enterprise network solutions. The Company focuses on delivering end-to-end networking solutions that seamlessly integrate a broad range of business applications, diverse computing environments and communication technologies. The Company has made a strategic decision to function as a global enterprise, operating its core business functions with an international perspective, developing solutions for global markets and establishing sales and support offices around the world.

2.    GOING CONCERN

         The Company has incurred significant operating losses over the past four years. At August 31, 1998 the Company has a cash deficiency, is unable to pay its suppliers within normal trade terms and has a significant working capital deficiency. The Company's ability to pay its obligations will be further restricted by its bank's requirement that the existing line of credit be repaid by May 31, 1999. The Company is in default of certain covenants, including non-payment of principal and interest, on long-term debt which allows the lenders to demand repayment of existing debt.

         The Company is negotiating a transaction with another company which will provide cash to the Company and would result in the conversion of approximately $6.0 million of existing debt into equity of the other company. The Company hopes to finalize these arrangements in the near future to avoid a demand for repayment of its debt, restore normal payment term relationships with its suppliers and remedy defaults under debt agreements. The Company must obtain approval from the majority of its shareholders and its lenders as a condition of this financing.

         These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The application of the going concern concept is dependent on the Company's ability to complete the required financing and restore and maintain profitable operations. A failure to continue as a going concern would then require that stated amounts of assets and liabilities be reflected on a liquidation basis which could differ significantly from the going concern basis.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A summary of the significant accounting policies adopted by the Company is set out below.

         Measurement Uncertainty: The Company operates in a market which is price competitive and subject to rapid technological advancement. The Company assesses the net realizable value of its inventory and goodwill assets based on current market assessments. Significant changes in the market for the Company's products may result in an impairment in value of these assets.

         Consolidation: The consolidated financial statements include the accounts of Develcon Electronics Ltd. ("Develcon") and its wholly-owned subsidiaries, Develcon Electronics Inc. and EDA Instruments Inc. ("EDA"), after elimination of all material intercompany accounts and transactions.

         Foreign Exchange: Monetary assets and liabilities of the wholly-owned US subsidiary are translated to Canadian currency at the exchange rate prevailing at year end. Non-monetary assets are translated to Canadian currency at exchange rates in effect when they were acquired. Revenues and expenses are translated at the approximate average rate of exchange for the year, except that provisions for depreciation and amortization are translated at the rates used to translate related assets. The resulting gains or losses on translation are included in the consolidated statement of operations.

         Depreciation and Amortization: The Company depreciates its plant on a straight-line basis over a 15-year period and furniture and equipment on a straight-line basis over a 5-year period. Product support service replacement parts are depreciated on a straight-line basis over the estimated product life cycle.

         Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the estimated life of such goodwill. The net book value of goodwill would be written down if the value of goodwill were permanently impaired. The Company assesses impairment by determining whether the unamortized goodwill balance can be recovered through undiscounted future operating cash flows of the acquired operation over its remaining life.

         Deferred Financing Costs: Deferred financing costs are the legal and other professional and transaction costs associated with long-term debt financing. These costs are being amortized over the life of the related loans and charged to other finance charges.

         Research and Development Costs: Research costs are expensed in the year incurred. The Company expenses development costs as incurred unless the Company believes the development costs meet generally accepted accounting principles for deferral and amortization. In the opinion of management, no development costs incurred to date meet all criteria for deferral and amortization. Therefore, all development costs to date have been expensed as incurred. Research and development grants, when earned, and investment tax credits where there is a reasonable assurance they will be realized, are offset against the applicable costs incurred.

         Deferred Revenue: EDA entered into an agreement with one of its customers whereby monies were received in advance for future shipment of goods. The revenue under this agreement is recognized upon shipment of goods. This liability was discounted and recorded at fair value, based on anticipated future product delivery dates, upon acquisition of EDA. The amount of the discount is charged as a financing expense as the product is delivered.

4.    INVENTORY

         Work-in-progress and finished goods are valued at the lower of cost or estimated net realizable value. Raw materials are valued at the lower of cost or replacement cost. Cost is determined on a first-in, first-out basis and includes materials, labour and manufacturing overhead where applicable.

                                                             1998       1997
                                                             ----       ----
                                                             (thousands of
                                                           Canadian dollars)
Raw materials...........................................     $1,005     $1,206
Work-in-progress........................................        902      1,331
Finished goods..........................................      2,693      2,915
                                                         ----------------------
                                                             $4,600     $5,452



5.    PROPERTY, PLANT AND EQUIPMENT


                                                            1998        1997
                                                            ----        ----
                                                            (thousands of
                                                          Canadian dollars)
Property................................................      $275        $275
Plant...................................................       254         250
Leasehold improvements..................................        44          44
Equipment and furniture.................................    12,428      12,058
Product support service equipment.......................     2,294       1,630
Equipment under capital leases..........................       641         867


                                                            15,936      15,124
Less accumulated depreciation...........................    11,754      10,427
                                                            $4,182      $4,697

6.    LONG-TERM DEBT

                                                                                                               1998       1997
                                                                                                               ----       ----
                                                                                                                (thousands of
                                                                                                              Canadian dollars)
Convertible debentures with an effective interest rate of 14% are due November 15, 2001 and are convertible     $2,987     $2,817
  at the option of the holders into 10,135,135 Common Shares at $.37 per share...............................
Convertible promissory note with interest at 8.5% per annum, calculated and payable monthly. The principal       1,500      1,500
  amount is repayable on November 30, 1998, November 30, 1999, and November 30, 2000 in installments of
  $150,000, $300,000 and $1,050,000, respectively............................................................
Government contribution toward eligible market development costs. Repayable in monthly installments of             448        431
  $11,648. Interest is due on delinquent payments............................................................
Agreement for sale entered into with a shareholder with respect to the Saskatoon office. Payable in monthly        430        468
  installments of $7,250 to February 1, 2000 and the balance of the principal amount on that date. Interest rate is 10.5%..............................................................................................
Capital leases with respect to equipment. The leases have terms expiring up to May 1999. Monthly payments are       34        351
  $4,302 with varying interest rates until November 1998 and then reduce as the leases expire................
                                                                                                              --------------------
                                                                                                                 5,399      5,567
Less current portion.........................................................................................    5,022        464
                                                                                                              --------------------
                                                                                                                  $377     $5,103
                                                                                                              --------------------

On November 15, 1996, the Company issued five-year convertible debentures for proceeds of $3,750,000 to shareholders of the Company. The debentures bear interest at 6%, are due November 15, 2001 and will be convertible at the option of the holders into Common Shares at an effective conversion price of $0.37 per Common Share, subject to adjustment in certain circumstances. These debentures were recorded, on a discounted basis, in the amount of $2,696,000 calculated using an estimated fair value interest rate of 14%, the rate of interest that would have been applicable to non-convertible debt at the date of issue. Amortization of the debenture discount to August 31, 1998 was $291,000 and $121,000 to August 31, 1997.

The amount attributable to the value of the conversion right on the debentures in the amount of $1,054,000, net of issue costs of $104,000, is reflected in shareholders' equity as "other paid in capital".

The debentures are secured by a general security interest on all assets of the Company subordinate to the holder of the promissory note.

The promissory note, which bears interest at 8.5%, is secured by a general security interest on all assets of the Company subject to a $500,000 charge relating to the bank operating line of credit. The principal amount of the promissory note is convertible into Common Shares at $1.00 per share. The note holder is a shareholder of the Company.

Estimates of principal payments required in each of the next two years are:

                                                             (thousands of
                                                           Canadian dollars)
1999....................................................         $5,022
2000....................................................            377
                                                           ------------
                                                                 $5,399

At August 31, 1998, the Company was in violation of certain covenants with respect to the convertible debentures and promissory note including unpaid interest in the amount of $440,000. Because a default has occurred, lenders have the option to demand the entire balance become immediately due and payable. As such the full amount of the convertible debentures and promissory note have been included in the current portion of long-term debt.

7.    CAPITAL STOCK

         (a)      Authorized

                  An unlimited number of Common Shares.

                  4,600,000 Series A 1% Preferred Shares.Each Series A Share carries the right to one vote at meetings of shareholders.

                  955,500 Series B 10.5% Convertible Cumulative Preferred Shares. Each Series B Share carries the right to one vote at meetings of shareholders. The Series B Shares are convertible on a one-for-one basis into 955,500 Common Shares.

                  At the annual meeting of shareholders on February 8, 1995, a special resolution was passed reducing the stated capital of the Company by $29,877,443.

         (b)      Issued

Common Shares                                                              Number        Thousands        Number        Thousands
-------------                                                            of Shares      of Dollars      of Shares      of Dollars
                                                                          ---------      ----------      ---------      ----------
                                                                                    1998                           1997
                                                                                    ----                           ----
Balance, beginning of year..........................................        44,743,776        $25,453      44,743,776        $25,453
Issued during the year..............................................           342,328             86               -              -
Expenses related to issue...........................................          -                    (4)              -              -
                                                                       -------------------------------------------------------------

Balance, end of year................................................        45,086,104        $25,535      44,743,776        $25,453

                                                                                     -              -               -              -
Series A 1% Preferred Shares........................................

Series B 10.5% Preferred Shares.....................................                 -              -               -              -

During the year ended August 31, 1998, interest payable on the convertible promissory note was converted into 342,328 Common Shares at $0.25 per share.

8. STOCK OPTIONS/WARRANTS

During 1986 the Company adopted a Key Executive Stock Option Plan (KESOP). The plan provides for the granting of options to purchase Common Shares at an exercise price equal to the fair market value of the shares at the close of business on the business day immediately preceding the date on which the option is granted. Options may not have a term of more than ten years and may be granted by the Compensation Committee of the Board of Directors to eligible employees at any time in such numbers and at such times as the Committee may determine.

During 1987 the Board of Directors adopted the Directors' Stock Option Plan
(DSOP). The plan provides for the granting of options to purchase Common Shares to be granted to each eligible board member at a price equal to the market value of the Common Shares on the business day immediately preceding the date on which the option is granted. Directors who are employees or officers of Develcon or its subsidiaries or who own more than 1% of the outstanding Common Shares of Develcon are not eligible to receive options under this plan. Stock option grants to directors are at the discretion of the Compensation Committee of the Board of Directors and may not exceed 100,000 per director.

A summary of stock option transactions follows:

Option Activity                              Shares Available      Outstanding
---------------                                 for Grant           Options
                                            ------------------    -------------
Balance August 31, 1996......................       426,750         1,830,000
  Authorized KESOP and DSOP..................     2,625,000                 -
  Granted KESOP and DSOP.....................    (1,130,000)        1,130,000
  Cancelled KESOP and DSOP...................       501,900          (501,900)


Balance August 31, 1997......................     2,423,650         2,458,100
  Granted KESOP and DSOP.....................    (1,045,000)        1,045,000
  Cancelled KESOP and DSOP...................       393,500          (393,500)


Balance August 31, 1998......................     1,772,150         3,109,600

The Company has a total of 10,170,503 warrants for the purchase of one Common Share per warrant outstanding as of August 31, 1998 at the following prices per Common Share and expiry dates:

Number of Warrants                               Price   Expiry Date
------------------                               -----   -----------
2,306,451..................................      $0.62 November 20, 1998
3,614,052..................................      $1.43 February 22, 1999
1,000,000..................................      $0.25 December 2, 2002
1,000,000..................................      $0.25 December 12, 2002
2,250,000..................................      $0.25 April 30, 2003

9. GOODWILL
                                                    1998          1997
                                                    ----          ----
                                                      (thousands of
                                                    Canadian dollars)
Goodwill, beginning of year...............        $    -         $9,972
Amortization..............................             -         (1,050)
Impairment in value.......................             -         (8,922)


Goodwill, end of year.....................        $    -         $    -

The value of goodwill at August 31, 1997 was assessed based on the expected undiscounted future operating cash flows from product lines acquired through the EDA acquisition. The market for the Company's products is highly competitive and is characterized by rapidly changing technology, frequent new product introductions and evolving industry standards. Due to the rapid changes in product lines and changes to the operation of the Company, which have resulted in a merger of operations and technology of Develcon and EDA, the future expected cash flows which are distinguishable as being solely from product technology acquired from EDA indicated impairment in the net realizable value of goodwill at August 31, 1997.

10. INCOME TAXES

The potential income tax benefits associated with operating losses incurred by the Company are not recognized in the accounts.

As of August 31, 1998, the Company has unrecorded tax loss carryforwards available to reduce future years' income tax payable, which expire as follows:

                                             Canada        USA        Total
                                             ------        ---        -----
                                            (thousands of Canadian dollars)
2001....................................       $     -      $1,041      $1,041
2002....................................       -             3,062       3,062
2003....................................           139       3,097       3,236
2004....................................         4,068         712       4,780
2005....................................         1,391           -       1,391
2009....................................             -         189         189
2010....................................             -         877         877
2011....................................             -       1,030       1,030
2012....................................             -       1,452       1,452
Indefinitely............................        11,572           -      11,572
                                          -------------------------------------
                                               $17,170     $11,460     $28,630
                                          -------------------------------------

Investment tax credits available for application against future income taxes payable, but not recognized for accounting purposes, will expire if not utilized by:
                                                      (thousands of
                                                    Canadian dollars)
1999...............................................                 $12
2000...............................................                  29
2001...............................................                  12
2002...............................................                 287
2003...............................................                 311
2004...............................................                 376
2005...............................................                 266
2006...............................................                 525
2007...............................................                 622
                                                   ---------------------
                                                                 $2,440
                                                   ---------------------
11. LOSS PER SHARE

Loss per share amounts are calculated using the monthly average number of Common Shares outstanding during the respective fiscal years less repurchased shares. The weighted monthly average number of shares outstanding, after deducting shares repurchased and held by the Company, was 44,865,270 for fiscal 1998 and 44,694,106 for fiscal 1997.

12. SEGMENT INFORMATION

The Company's activities represent one industry segment, the design and manufacture of sophisticated electronic data communications equipment. The Company operates in a worldwide marketplace. The Company's revenues are from the following areas:
                                                   1998        1997
                                                   ----        ----
                                                   (thousands of
                                                 Canadian dollars)
Canada......................................       $3,943      $3,215
USA.........................................        7,926       8,087
Other.......................................        7,289       7,605
                                              ------------------------
                                                  $19,158     $18,907
                                              ------------------------

For purposes of the following table, other export sales have been included in the Canadian segment:

                                                                               Canada          USA          Total
                                                                              and Other        ---          -----
                                                                              ---------
                                                                              (thousands of Canadian dollars)
Year ended August 31, 1998
  Segment revenue.....................................................         $11,232      $ 7,926       $ 19,158
  Segment net loss....................................................         $(3,166)     $(1,607)      $ (4,773)
  Total identifiable assets...........................................         $12,795      $   352       $ 13,147
Year ended August 31, 1997
  Segment revenue.....................................................         $10,820      $ 8,087       $ 18,907
  Segment net loss before amortization and impairment                          $(1,701)     $  (787)      $ (2,488)
of goodwill...........................................................
  Amortization and impairment of goodwill.............................                                    $ (9,972)
  Net loss............................................................                                    $(12,460)
  Total identifiable assets...........................................         $14,905      $   640       $ 15,545

         Transfers between segments are at cost plus an appropriate mark-up.

13. LEASE COMMITMENTS

         The Company has long-term lease agreements for offices and equipment, the longest of which expires in 2003. Future minimum lease payments under these operating leases in each of the next five years are:

                                                             (thousands of
                                                           Canadian dollars)
1999..................................................                      $603
2000..................................................                      $524
2001..................................................                      $499
2002..................................................                      $283
2003..................................................                        $5

14. PENSION PLAN

The Company has a defined contribution pension plan for the benefit of its employee group. The Company's contribution to the plan amounted to $108,003 in 1998 and $113,315 in 1997 with such contributions expensed as incurred.

15. RELATED PARTY TRANSACTIONS

The Company has long-term debt owing to various shareholders as disclosed in note 6.

16. CHANGE IN OPERATING WORKING CAPITAL

Cash provided by (utilized by) operating working capital is computed as follows for the years ended August 31:

                                                         1998        1997
                                                         ----        ----
                                                           (thousands of
                                                         Canadian dollars)
Trade accounts receivable...........................        $653         $911
Prepaids and other receivables......................         (69)          44
Investment tax credits receivable...................         337          (10)
Inventory...........................................         852          137
Accounts payable and accrued liabilities............         (34)      (2,077)
                                                      ------------------------
                                                          $1,739        $(995)
                                                      ------------------------

17.    FINANCIAL INSTRUMENTS

         The Company has significant sales outside Canada, all of which are in US dollars, so it is exposed to currency fluctuations. The Company has not hedged its currency risk through the purchase of foreign exchange contracts. However, the risk associated with foreign currency fluctuations is mitigated to some extent by the purchase of a significant portion of its raw materials and certain labour costs in US dollars.

         The fair value of the Company's financial assets and liabilities has been determined as follows:

         The carrying value of trade accounts receivable, other receivables, investment tax credit receivable, bank indebtedness and accounts payable and accrued liabilities approximate fair value due to their short term nature.

         Due to the current financial position of the Company, it is not possible to approximate the fair value of the long-term debt.

18. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE



         The Year 2000 Issue arises because many computerized systems use two digit rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000. If not addressed, the impact of the Year 2000 Issue on the Company's products, operations and financial reporting may range from minor errors to significant systems failure which could affect the Company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those efforts of customers, suppliers, or other third parties, will be fully resolved.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Infinop Holdings, Inc.


We have audited the accompanying consolidated balance sheets of Infinop Holdings, Inc. and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of operations, deficiency in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Infinop Holdings, Inc. and subsidiaries as of June 30, 1999 and 1998, and the consolidated results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has sustained significant operating losses, is unable to pay its creditors within normal trade terms and has a significant working capital deficiency. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                  /s/EDWARD ISAACS & COMPANY LLP


New York, New York
December 18, 1999

                     INFINOP HOLDINGS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                             JUNE 30, 1999 AND 1998


                                                                                        1999            1998
                                                                                     ----------      ----------
                                ASSETS
Current Assets:
  Cash                                                                               $        -      $  116,234
  Accounts receivable                                                                   146,127               -
  Prepaids and other current assets                                                       4,407               -
                                                                                     ----------      ----------
    Total Current Assets                                                                150,534         116,234

Property and Equipment                                                                  152,878         110,358
                                                                                     ----------      ----------
                                                                                     $  303,412      $  226,592
                                                                                     ==========      ==========

               LIABILITIES AND DEFICIENCY IN SHAREHOLDERS' EQUITY

Current Liabilities:
  Cash overdraft                                                                     $   19,374               -
  Current portion of long-term debt                                                      70,975          28,127
  Accounts payable and accrued liabilities                                              876,772         901,605
  Payable to Vianet Technologies, Inc.                                                  350,000               -
  Convertible debentures                                                                750,000               -
  Demand loans payable                                                                   50,000          50,000
                                                                                     ----------      ----------
    Total Current Liabilities                                                         2,117,121         979,732
                                                                                     ==========      ==========

Long-Term Debt                                                                           15,796          46,796
                                                                                     ----------      ----------

Convertible Debentures - noncurrent                                                   1,125,000         875,000
                                                                                     ----------      ----------

Deficiency in Shareholders' Equity:
  Preferred stock, $0.01 par value, 200,000 shares authorized;
  none, issued or outstanding                                                                 -               -
Common stock, $0.01 par value, 100,000,000 shares authorized;
  6,025,000 and 5,925,000 shares, issued and outstanding                                 60,250          59,250
Additional paid-in capital                                                              565,750         556,750
Accumulated deficit                                                                  (3,580,505)     (2,290,936)
                                                                                     ----------      ----------
   Total Deficiency in Shareholders' Equity                                          (2,954,505)     (1,674,936)
                                                                                     ----------      ----------
                                                                                    $   303,412     $   226,592
                                                                                     ==========      ==========

      See Independent Auditors' Report and notes to financial statements.

                     INFINOP HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                       YEARS ENDED JUNE 30, 1999 AND 1998


                                                1999                1998
                                            -----------         -----------
Revenue:
  Services                                  $ 1,087,563         $   223,279
                                            -----------         -----------

Costs and Expenses:
  Cost of services                              493,060              54,256
  Research and development                    1,135,817             946,567
  Selling and marketing                         178,737                   -
  General and administrative                    324,127             402,182
  Depreciation and amortization                  94,851             129,861
  Interest                                      150,540              23,794
                                            -----------         -----------
                                              2,377,132           1,556,660
                                            -----------         -----------
    Net Loss                                $(1,289,569)        $(1,333,381)
                                            -----------         -----------


      See Independent Auditors' Report and notes to financial statements.

                     INFINOP HOLDINGS, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF DEFICIENCY IN SHAREHOLDERS' EQUITY

                       YEARS ENDED JUNE 30, 1999 AND 1998


                                                                                                            Total
                                       Common Stock          Additional                                 Deficiency in
                                 --------------------------    Paid-In            Accumulated           Shareholders'
                                    Shares       Amount        Capital              Deficit                 Equity
                                  ---------    ----------   ----------           -----------           --------------
Balances at July 1, 1997          4,100,000      $41,000     $      -            $  (957,555)           $  (916,555)

Issuance of common stock            300,000        3,000       97,000                      -                100,000

Conversion of debt                1,525,000       15,250      459,750                      -                475,000

Net loss for year                         -            -            -             (1,333,381)            (1,333,381)
                                  ---------      -------     --------            -----------            -----------

Balances at June 30, 1998         5,925,000       59,250      556,750             (2,290,936)            (1,674,936)

Issuance of common stock            100,000        1,000        9,000                      -                 10,000

Net loss for year                         -            -            -             (1,289,569)            (1,289,569)
                                  ---------      -------     --------            -----------            -----------

Balances at June 30, 1999         6,025,000      $60,250     $565,750            $(3,580,505)           $(2,954,505)
                                  =========      =======     ========            ===========            ===========

      See Independent Auditors' Report and notes to financial statements.

                     INFINOP HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                       YEARS ENDED JUNE 30, 1999 AND 1998


                                                                                    1999            1998
                                                                                -----------      -----------
Operating Activities:
  Net loss                                                                      $(1,289,569)     $(1,333,381)
  Adjustments to reconcile net loss to net cash used
   In operating activities:
    Depreciation and amortization                                                    94,851          129,861
    Increase (decrease) in cash attributable to changes in
    assets and liabilities:
     Accounts receivable                                                           (146,127)          16,642
     Prepaids and other current assets                                               (4,407)          12,709
     Accounts payable, accruals and other                                           (14,833)             316
                                                                                -----------      -----------

   Net Cash Used In Operating Activities                                         (1,360,085)      (1,173,853)
                                                                                -----------      -----------

Cash Used In Investing Activities:
  Capital expenditures                                                             (137,371)         (27,507)
                                                                                -----------      -----------

Financing Activities:
  Cash overdraf                                                                      19,374           (6,709)
  Principal payments of long-term debt                                              (28,152)        (190,697)
  Loans from Vianet Technologies, Inc.                                              350,000                -
  Proceeds from long-term debt                                                       40,000           90,000
  Proceeds from convertible debentures                                            1,000,000        1,325,000
  Issuance of common stock                                                                -          100,000
                                                                                -----------      -----------

   Net Cash Provided By Financing Activities                                      1,381,222        1,317,594
                                                                                -----------      -----------

   Net (Decrease) Increase In Cash                                                 (116,234)         116,234


Cash Beginning of Year                                                              116,234                -
                                                                                -----------      -----------

   Cash End of Year                                                             $         -      $   116,234
                                                                                ===========      ===========

Supplemental Disclosure of Cash Flow information:
  Interest paid                                                                 $    60,498      $    23,794
                                                                                ===========      ===========

Noncash Transactions:
  Issuance of common stock for consulting services                              $    10,000      $         -
                                                                                ===========      ===========

  Conversion of notes payable into common stock                                 $         -      $   475,000
                                                                                ===========      ===========

      See Independent Auditors' Report and notes to financial statements.

                     INFINOP HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       YEARS ENDED JUNE 30, 1999 AND 1998


1.       Organization and Business

         Infinop Holdings, Inc. ("Infinop") was incorporated in the State of Delaware, U.S. on November 26, 1997 initially to acquire Infinet Op, Inc. ("Infinet") and Computer and Information Sciences, Inc. ("CIS"), which were companies under common ownership and control. Infinet and CIS develop advanced compression technologies for a wide range of software and hardware applications. Infinet and CIS are considered to be predecessor businesses of Infinop (collectively the "Company").

         Merger with Infinet Op, Inc. and Computer and Information Sciences,
         Inc.:

         On November 26, 1997, Infinop entered into an agreement with Infinet and CIS under the terms of which Infinop acquired, Infinet and CIS through an exchange of shares (the "Acquisition"). Subject to the terms and conditions of this agreement, Infinop issued to the shareholders of Infinet and CIS, 4,100,000, shares of fully paid and nonassessable shares of the Infinop's common stock, $.01 par value ("Common Stock") per share in exchange for each share of Infinet and CIS outstanding common stock. The acquisition has been accounted for in a manner similar to a pooling of interests since the shareholders of Infinet and CIS were related parties to the shareholders of Infinop. These financial statements reflect the transactions of Infinet and CIS prior to the formation of Infinop.

2.       Going Concern

         The Company has sustained significant operating losses, is unable to pay its creditors within normal trade terms and has a significant working capital deficiency. Additionally, the Company will continue to incur operating losses and negative cash flows for the forseeable future until it completes development of its technologies and can generate significant revenues. On October 12, 1999, the Company merged into Vianet Technologies, Inc. ("Vianet") (see Note 4). The Company is dependent on Vianet's ability to obtain additional sources of financing to fund its working capital requirements. There is no assurance that Vianet will be able to continue to obtain adequate funding on acceptable terms and there is no assurance that once obtained such additional funding will result in the Company's profitable operation.

3.       Significant Accounting Policies

         Basis of Consolidation:

         The consolidated financial statements include the accounts of Infinop and its wholly-owned subsidiaries, Infinet and CIS. All significant intercompany accounts and transactions have been eliminated.

         Property and Equipment:

         Property and equipment are stated at cost and depreciated over their estimated useful lives, which range from two to seven years. Leasehold improvements are amortized over the shorter of their useful lives or the terms of applicable leases. Long-lived assets are reviewed for impairment whenever the facts and circumstances indicate that the carrying amount may not be recoverable.

                     INFINOP HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       YEARS ENDED JUNE 30, 1999 AND 1998


3.       Significant Accounting Policies (Continued)

         License and Royalty Agreements:

         The Company in the normal course of business has entered into several license and royalty agreements which generally provide for the Company to receive payments from customers to develop certain software. Payments are recognized as revenue when associated services are performed. The agreements also provide for the collection of royalties in the event software development is successful, however, the agreements do not contain provisions for minimum royalty payments.

         Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include management's determination of cost of services performed. Actual results could differ from those estimates.

         Stock Option Plan:

         The Company accounted for stock options issued to employees in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25 and provide pro forma net income disclosures for employee stock option grants as if the fair value based method, as defined in SFAS No. 123, had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123.

         Fair Value of Financial Instruments:

         Statement of Financial Accounting Standards ("SFAS") No.107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the fair value of certain financial instruments for which it is practicable to estimate fair value. For purposes of the disclosure requirements, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Fair value of financial instruments classified as current assets or liabilities (except Convertible Debentures) approximates carrying value due to the short-term maturity of underlying financial instruments. It was not practical to estimate the fair value of the Company's Convertible Debentures because quoted market prices do no exist and comparable securities were not available.

                     INFINOP HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       YEARS ENDED JUNE 30, 1999 AND 1998


3.       Significant Accounting Policies (Continued)

         Income Taxes:

         The Company accounts for income taxes under the asset and liability method as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Research and Development:

         Research and development costs are expensed as incurred.

         Segment Reporting:

         Effective July 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 superceded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not effect the results of operations, financial position, or the disclosure of segment information because the Company operates only in one segment.

4.       Acquisition by Vianet Technologies, Inc.

         On May 19, 1999, the Company entered into a letter of intent to sell 100% of the Company's shares to Vianet Technologies, Inc. ("Vianet"), in exchange for common shares of Vianet. As part of the agreement, the Company received advances from Vianet aggregating $784,000 ($350,000 was advanced as at June 30, 1999, and the balance was advanced subsequently). On October 12, 1999, pursuant to the Agreement and Plan of Merger, Vianet Labs, Inc. ("Labs") a wholly-owned subsidiary of Vianet, effected a tax-free reverse subsidiary merger of Labs into Infinop, which resulted in Vianet owning all of the issued and outstanding shares of Infinop and the shareholders of Infinop receiving 1,495,454 shares of Vianet in exchange for their Infinop shares. The Agreement also provides for additional consideration based on future royalties earned from two existing agreements, other post closing adjustments and assumption of the Company's stock option plans.

                     INFINOP HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       YEARS ENDED JUNE 30, 1999 AND 1998


5.       Property and Equipment
         Property and equipment consists of:

                                                                       1999               1998
                                                                     --------           --------
               Furniture and equipment                               $491,774           $379,706
               Leasehold improvements                                  27,476              2,173
                                                                     --------           --------

                                                                      519,250            381,879
               Less: Accumulated depreciation                         366,372            271,521
                                                                     --------           --------

                                                                     $152,878           $110,358
                                                                     ========           ========


6.       Accounts Payable and Accrued Liabilities
         Accounts payable and accrued liabilities consists of:

                                                                       1999               1998
                                                                     --------           --------
               Accounts payable                                      $484,826           $347,300
               Accrued compensation                                   222,762            234,823
               Accrued litigation settlement                                -            250,000
               Accrued interest                                        90,042                  -
               Other accruals                                          79,142             69,482
                                                                     --------           --------

                                                                     $876,772           $901,605
                                                                     ========           ========

7.       Long-Term Debt
         Long-term debt consists of:
                                                                        1999              1998
                                                                     --------           --------
        12% note payable to bank in equal monthly
           installments, of $2,999, inclusive of interest,
           maturing November 2000                                    $ 46,796           $ 74,923

        10% note payable to bank, originally due
           October 1998, extended and repaid in
           in August 1999                                              39,975                  -
                                                                     --------           --------

                                                                       86,771             74,923
        Less: Current maturities                                       70,975             28,127
                                                                     --------           --------

                                                                     $ 15,796           $ 46,796
                                                                     ========           ========

                     INFINOP HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       YEARS ENDED JUNE 30, 1999 AND 1998


8.       Convertible Debentures

         Convertible debentures consist of notes, with interest ranging from 6% to 8%, which are convertible into common stock at various conversion rates through September 30, 2004. During the year ended June 30, 1998, $475,000 of the convertible debentures were converted into 1,525,000 shares of common stock and $50,000 of the debentures were reclassified to demand loans payable upon reaching the expiration of conversion. Outstanding debentures at June 30, 1999 are convertible at a ratio of one share for every $1 of principal and accrued interest. In October 1999, $750,000 of convertible debentures (plus accrued interest) were converted into 792,364 shares of common stock.

9.       Related Party Transactions

         Compensation Payable:

         Compensation payable to two shareholders of the Company of $103,521 is included in accounts payable and accrued liabilities at June 30, 1999 and 1998, respectively.

         Other:

         Receivables from a shareholder and a related company of $85,144 are currently in dispute. At June 30, 1999 and 1998, the Company has provided a reserve for the entire amount.

10.      Retirement Plan

         The Company maintains a defined contribution plan (SARSEP) for its employees under which eligible employees can contribute up to 15% of earnings, as defined, up to specified IRS allowable limits. There were no employer contributions under the plan.

11.      Income Taxes

         For Federal income tax purposes, Infinop has unused net operating loss carryforwards of approximately $3,500,000 expiring through year 2019. The availability of the net operating loss carryforwards to offset income in the future years, if any, may be limited by Internal Revenue Code Section 382 as a result of certain ownership changes.

                     INFINOP HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       YEARS ENDED JUNE 30, 1999 AND 1998


11.      Income Taxes (Continued)

         The tax effects of the temporary differences that give rise to significant portions of deferred tax assets at June 30, 1999 and 1998 are as follows:

                                                            1999        1998
                                                         ----------  ----------
         Deferred Tax Assets:
           Federal net operating loss carryforwards      $1,200,000  $  422,000
           Accounts payable and accrued liabilities               -     283,000
           Depreciation                                           -      12,000
           Receivables                                            -      49,000
                                                         ----------  ----------
                                                          1,200,000     776,000
           Less: Valuation allowance                     (1,200,000)   (776,000)
                                                         ----------  ----------
         Deferred Tax Asset                              $        -  $        -
                                                         ==========  ==========

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. The valuation allowance was recorded due to the uncertainty in the utilization of the net operating loss carryforwards and other deferred tax assets. During the year ended June 30, 1999, the valuation allowance increased by $424,000.

         There was no provision for income taxes for years ended June 30, 1999 and 1998 due to the offset of the increase in the valuation allowance against the related tax benefit for each of the periods.

         The income tax provision varied from the statutory rate as follows for each of the years ended June 30:

                                                      1999              1998
                                                    --------          --------
                  U.S. statutory rate                 (34.0)%           (34.0)%
                  Valuation allowance                  34.0              34.0
                                                    -------          --------
                                                        0.0%              0.0%
                                                    =======          ========

12.      Stock Option Plan

         On January 1, 1998, the Company adopted the 1998 Stock Option Plan of Infinop Holdings, Inc. (the Plan). The Plan permits the issuance of stock options to purchase up to 2,025,000 shares of common stock to selected employees, consultants and directors of the Company. Options granted may be either nonqualified or incentive stock options. Unless terminated by the board of directors, the Plan is scheduled to terminate on December 31, 2007.

                     INFINOP HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       YEARS ENDED JUNE 30, 1999 AND 1998


12.     Stock Option Plan (Continued)

        The following table summarizes stock option activity (including options issued outside the plan) for the years ended June 30, 1999 and 1998:

                                             Number of             Weighted
                                           Shares Subject      Average Exercise
        Stock Option Activity                to Option          Price Per Share
                                             ---------         -----------------
        Outstanding, July  1, 1997
             Granted                         2,140,787              $  .06
             Forfeited                         (45,045)             $  .05
                                             ---------
        Outstanding, June 30, 1998           2,095,742              $  .06
             Granted                           677,500              $  .10
             Exercised (a)                    (100,000)             $  .10
                                             ---------
        Outstanding, June 30, 1999           2,673,242              $  .07
                                             =========

       (a) Issuance of common stock upon exercise was for consulting services provided.

       The following table summarizes information about stock options outstanding and exercisable at June 30, 1999:

                                Options Outstanding and Exercisable
                         -------------------------------------------------------
                                             Weighted              Weighted
                                              Average               Average
        Exercise                             Remaining             Exercise
          Price          Number of          Contractual              Price
        Per Share         Shares           Life (Years)            Per Share
        ---------        ---------         ------------            ---------
         $  .05          1,795,742             8.5                    $.05
         $  .10            877,500             8.5                     .10
                         ---------
                         2,673,242             8.5                    $.07
                         =========

        The Company did not recognize any compensation expense relative to the options for the period ended June 30, 1999 and 1998 since the option price was in excess of fair value at the date of grant. As the Company was only recently formed, management has determined that the fair value of the options granted was deminimus and, therefore, has not presented the pro forma disclosures required by SFAS No. 123 as the effect on reported net loss is immaterial.

        Subsequent to June 30, 1999, the Company issued options to purchase 55,000 shares at an average price of $1.20 per share and 20,832 options with an exercise price of $.10 per share were forfeited.

        On October 12, 1999 Vianet, pursuant to its Agreement and Plan of Merger (the "Agreement") with the Company (see Note 4), assumed options granted under the Company's Plan. These options were assumed by Vianet outside its stock option plan, and they will be administered as if under their original plans. All of these options have been adjusted to effectuate the conversion under the Agreement with the Company and Vianet.

                     INFINOP HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       YEARS ENDED JUNE 30, 1999 AND 1998


13.     Concentration of Credit Risk

        At June 30, 1998, revenues from two major customers represented approximately 61% of the Company's revenues. At June 30, 1999, receivables from two major customers constitute 89% of total receivables.

14.     Commitments and Contingencies

        Leases:

        The Company leases office space along with equipment under operating leases extending to September 2000. The leases provide for payment by the Company of other expenses. The lease for office space which expires June 30, 2000 has no renewal option.

        Minimum rental payments under noncancellable leases are $50,050 and $513 in 2000 and 2001, respectively.

        Rent expense for the years ended June 30, 1999 and 1998 was $19,967 and $29,750, respectively.

        Settlement of Lawsuit:

        In June 1999, the Company settled a lawsuit arising from a potential merger. The settlement of $250,000 and related legal costs of approximately $400,000 had been fully accrued as of June 30, 1997.

  VIANET TECHNOLOGIES, INC. AND SUBSIDIARY (VIANET)
  Pro Forma Financial Information



         In October 1999, the Company acquired all of the outstanding capital stock of Infinop Holdings, Inc. ("Infinop") for approximately $12.9 million including acquisition costs. The acquisition was accounted for as a purchase. A significant portion of the purchase price was identified in an appraisal as intangible assets, including approximately $11.5 million of acquired in-process research and development. The in-process research and development was calculated taking into consideration the expected future revenues over the life of the technology acquired, the estimated selling and other costs to market the products and a net present value discount rate determined to be appropriate to the associated risks of the business.

         On December 31, 1999, the Company completed the sale of Develcon, its flexible and modular communication platform design and manufacturing business segment, to an entity controlled by the President of Develcon, Thorpe Bay Corporation (Thorpe Bay). Under the terms of the agreement Thorpe Bay acquired the assets and liabilities of Develcon for $2,500,000, thus acquiring Develcon's assets and liabilities excluding $4,836,695 owed by Develcon to the Company. The $2,500,000 is payable at the end of five years without interest and will be recorded at its present value with interest imputed at 9%. The Company will be contingently liable for bank debt of Develcon of CDN$1,500,000 (approximately US$1,000,000) and will issue 183,333 common shares and warrants to purchase 400,000 common shares with an aggregate fair value of $565,591 to Develcon's President. Separately, the Company entered into a technology license agreement ("License Agreement") with Develcon for royalty free future use of certain Develcon technology. Consideration for the License Agreement will be the issuance by the Company of warrants to purchase 650,000 common shares with a fair value of $536,547.

         The following pro forma financial statements have been prepared as if the acquisition of Infinop Holdings, Inc. and Subsidiaries and the disposition of Develcon Electronics Ltd. and Subsidiaries by the Company had occurred on the first day of the periods presented in the pro forma statements of operations and as of September 30, 1999 in the pro forma balance sheet. The pro forma financial information is based on the historical financial statements of the Company and gives effect to the acquisition of Infinop under the purchase method of accounting. The pro forma financial statements should be read in conjunction with the historical financial statements of the Company and should not be considered to be a representation of actual results that would have occurred if the transaction had occurred on the dates indicated.

                VIANET TECHNOLOGIES, INC. AND SUBSIDIARY (VIANET)
                 ProForma-Consolidated Balance sheets- Unaudited
                               September 30, 1999

                                                                         Pro Forma
                                                   Pro Forma              After                 Pro Forma
                                      VIANET       Adjustments           DEVELCON     INFINOP    Adjustments          Pro Forma
                                    (Historical)    A DEVELCON           Disposition (Historical)   INFINOP            After INFINOP
                                       (1)         Disposition              (7)         (12)     Acquisition          Acquisition
                                    -----------    -----------          -----------  ----------- ------------        -------------
  Current Assets:
  Cash and cash equivalents           $  15,617    $         -            $   15,617     $      -      $      -         $    15,617
  Accounts receivable, net of
  allowances                                  -              -                     -       29,168             -              29,168
   repaid and other current assets
   Receivable from related party              -              -                     -       17,656             -              17,656

  Total Current Assets                  201,084              -               201,084            -             -             201,084
                                     ----------    -----------            ----------     --------      --------         -----------

                                        216,701              -               216,701       46,824             -             263,525
                                     ----------    -----------            ----------     --------      --------         -----------


  Property and Equipment                      -              -                     -      240,551             -             240,551
                                     ----------    -----------            ----------     --------      --------         -----------

  Net Assets from Discontinued
  Operations                          5,726,577     (5,726,577)                    -            -             -                   -
                                     ----------    -----------            ----------     --------      --------         -----------
  Other Assets:
  Loans to Infinop and PSI
  Communications                      1,024,000                            1,024,000            -      (724,000)(8)         300,000
  Receivable from Develcon                    -      1,624,828     (4)     1,624,828            -             -           1,624,828
  Intangibles                           159,132                              159,132            -       920,111 (9)       1,079,243
  Technology licenses                   360,000        536,547     (6)       896,547            -             -             896,547
  Other                                   6,500                                6,500            -             -               6,500
                                     ----------    -----------            ----------     --------      --------         -----------
 Total Other Assets                   1,549,632      2,161,375             3,711,007            -       196,111           3,907,118
                                     ----------    -----------            ----------     --------      --------         -----------
                                    $ 7,492,910    $(3,565,202)           $3,927,708    $ 287,375    $  196,111         $ 4,411,194
                                    ===========   ============         =============  ===========    ==========         ===========


  Current Liabilities:
   Cash overdraft                       $     -         $    -              $      -     $ 22,278       $     -            $ 22,278

 Current portion of long-term debt            -              -                     -       23,326                            23,326

  Note payable to Vianet
  Technologies, Inc.                          -              -                     -      724,000      (724,000)(8)               -
 Accounts payable and accruals        1,346,642              -             1,346,642      928,424       163,688 (10)      2,438,754

  Convertible debentures                      -              -                     -      750,000      (750,000)(13)              -
  Loans payable-related parties       2,201,517              -             2,201,517       50,000                         2,251,517
                                     ----------    -----------            ----------     --------      --------         -----------

  Total Current Liabilities           3,548,159              -             3,548,159    2,498,028    (1,310,312)          4,735,875
                                     ----------    -----------            ----------     --------      --------         -----------


  Convertible Debentures
  (noncurrent)                                -              -                     -    1,125,000             -           1,125,000
                                     ----------    -----------            ----------     --------      --------         -----------


  Long-Term Debt                              -              -                     -       15,796             -              15,796
                                     ----------    -----------            ----------     --------      --------         -----------

  Shareholders' Equity (Deficit):
  Common shares                           9,141            183(3)&(5)          9,324       60,250       (58,715)(8)&(11)     10,859
  Subscription receivable
                                           (500)                                (500)           -            -                 (500)
  Additional paid-in capital          8,561,956      1,414,455(2),(5)&(6)  9,976,411      565,750     9,027,663 (8)&(11) 19,569,824

  Accumulated deficit                (4,624,773)    (4,979,840)(14)       (9,604,613)  (3,977,449)   (7,462,525)(15)    (21,044,587)

  Accumulated other comprehensive
  loss                                   (1,073)                              (1,073)           -                            (1,073)
                                     ----------    -----------            ----------     --------      --------         -----------
  Total Shareholders' Equity
  (Deficit)                           3,944,751     (3,565,202)              379,549   (3,351,449)    1,506,423          (1,465,477)
                                     ----------    -----------            ----------     --------      --------         -----------
                                    $ 7,492,910   $ (3,565,202)        $   3,927,708  $   287,375    $  196,111         $ 4,411,194
                                    ===========   ============         =============  ===========    ==========         ===========



     Notes to Pro Forma Balance Sheets:
     ----------------------------------

(1)  As restated for disposition of Develcon Electronics Ltd (DEVELCON).

(2)  Sale of DEVELCON's net assets at December 31, 1999 (unaudited).

(3) The Company issued 399,999 warrants valued at $565,591 using the Black Scholes Model. Common Stock of 133,333 was issued at $1.50 per share.

(4) The receivable from Develcon is secured, interest free, due in December 2004 and subordinate to approximately $3,000,000 of other Develcon obligations. The $2.5 million receivable is recorded at its net present value of $1,624,828 based upon a 9% discount rate.

(5) 50,000 shares issued to the purchaser at $2.25 per share as a condition of the Share Purchase Agreement.

(6) Issuance of warrants in consideration for the Technology license valued at $536,547 using the Black Scholes Model.


(7)  As reported on the Company's form 8K filed on January 14, 2000.


(8) Consolidation entries: elimination of intercompany balances and share capital.

(9) Additional goodwill of $920,111, as a result of the acquisition of Infinop Holding, Inc.

(10) Additional accrual for $163,688 in legal and accounting costs associated with the acquisition of Infinop Holdings, Inc.

(11) 1,495,454 Shares of common stock issued as part of merger consideration and 40,000 shares of common stock issued as part of the transaction costs.

(12) Infinop Holdings, Inc. and Subsidiaries (INFINOP) historical as of September 30, 1999 (unaudited).

(13) Conversion of convertible debentures into common stock of INFINOP.

(14) Adjustment to accumulated deficit to resulting from the pro forma effect of the disposition of DEVELCON.


(15) Adjustment to accumulated deficit to resulting from the pro forma effect of the acquisition of INFINOP including a (15) one-time non-recurring transaction attributing $11,503,336 to in-process research and development.

         Note:  Allocation of Purchase Price

         The following table outlines the allocation of Purchase Price for the acquisition of INFINOP:

         Tangible Assets                                           $   330,000
         Intangible Assets (Goodwill)                                1,079,000
         In-Process Research and Development                        11,503,000
                                                                   ===========
                      Subtotal                                      12,912,000
         Liabilities Assumed                                        (2,994,000)
                                                                   ===========
                                                                   $ 9,918,000
                                                                   ===========
                                      F-47

VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
(VIANET)
Pro Forma Statement of Operations
For the Nine Months Ended September 30,1999
Unaudited

                                               (1)        Pro Forma      Pro Forma         (4)       Pro Forma
                                              VIANET     Adjustments       After         INFINOP    Adjustments    Pro Forma
                                           (Historical)   DEVELCON        DEVELCON    (Historical)    INFINOP
                                                         Disposition    Disposition                 Acquisition
                                            ----------   -----------    ------------  ------------  -----------    ----------
       Revenue:
          Net sales and services            $        -     $      -     $        -    $   768,553     $      -     $  768,553

          Interest and other income            109,930      109,675(2)     219,605              -            -        219,605
                                            ----------     --------     ----------    -----------     --------     ----------

                                               109,930      109,675        219,605        768,553            -        988,158
                                            ----------     --------     ----------    -----------     --------     ----------
       Costs and Expenses:
          Cost of sales and services                 -            -              -        407,154            -        407,154
          General and administrative         1,779,711            -      1,779,711        290,336            -      2,070,047
          Selling and marketing                      -            -              -        209,236            -        209,236
          Research and development                   -            -              -        864,469            -        864,469
          Product support                            -            -              -         66,168            -         66,168
          Depreciation and amortization        100,914       57,487(3)     158,401        101,465      269,811(5)     529,677
          Interest                              53,846            -         53,846        142,195            -        196,041
                                            ----------     --------     ----------    -----------     --------     ----------
                                             1,934,471       57,487      1,991,958      2,081,023      269,811      4,342,792
                                            ----------     --------     ----------    -----------     --------     ----------
       Net Loss from Continuing
            Operations                     $(1,824,541)   $  52,188    $(1,772,353)   $(1,312,470)  $ (269,811)   $(3,354,634)
                                           ===========    =========    ===========    ===========   ==========    ===========

       Loss per share - basic and diluted
            Net Loss from Continuing
                 Operations                $     (0.27)                                                           $     (0.35)
                                           ===========                                                            ===========
       Weighted average number of
            shares outstanding              6,646,293                                                               9,480,919
                                           ==========                                                             ===========

                   Notes to Pro Forma Statements of Operations
                   -------------------------------------------
                  For the Nine Months Ended September 30, 1999:
                  ---------------------------------------------

(1)  As restated for disposition of Develcon Electronics Ltd (DEVELCON).

(2)  Interest income on the receivable from DEVELCON.

(3)  Amortization of technology license.

(4)  Infinop Holdings, Inc. and Subsidiaries (INFINOP) historical  (unaudited).

(5)  Amortization of goodwill as a result of acquiring INFINOP.

VIANET TECHNOLOGIES, INC. AND SUBSIDIARY
(VIANET)
Pro Forma Statements of Operations
For the Year Ended December 31, 1998
Unaudited

                                      (1)          Pro Forma          Pro Forma        (5)           Pro Forma
                                    VIANET        Adjustments           After        INFINOP        Adjustments         Pro Forma
                                 (Historical)       DEVELCON           DEVELCON   (Historical)        INFINOP
                                                  Disposition        Disposition                    Acquisition
                               --------------- ----------------    ----------------------------  ----------------   ----------------
Revenue:
 Services                      $        -        $       -           $      -      $  916,733         $       -        $   916,733

 Interest income                   66,341          115,769 (2)        182,110               -                 -            182,110
                               ----------        ---------           --------      ----------         ---------        -----------

                                   66,341          115,769            182,110         916,733                 -          1,098,843
                               ----------        ---------           --------      ----------         ---------        -----------
Costs and Expenses:
 Cost of services                       -                -                  -         424,199                              424,199
 Selling, general and
   administrative                 557,276                -            557,276         556,095                 -          1,113,371
 Research and development                                                   -         969,597                              969,597
 Depreciation and
  amortization                          -           60,681 (3)         60,681          70,103           284,800 (4)        415,584
 Interest and  other                  922                -                922          95,838                 -             96,760
                               ----------        ---------           --------      ----------         ---------        -----------
                                  558,198           60,681            618,879       2,115,832           284,800          3,019,511
                               ----------        ---------           --------      ----------         ---------        -----------
Net  Loss                      $ (491,857)       $  55,088          $(436,769)    $(1,199,099)        $(284,800)       $(1,920,668)
                               ==========        =========          =========     ===========         =========        ===========
Loss per share - basic and
  diluted                      $    (0.35)                                                                             $     (0.26)
                               ==========                                                                              ===========

Weighted average number of
  shares outstanding            1,400,000                                                                                7,392,884
                               ==========                                                                               ==========

                   Notes to Pro Forma Statements of Operations
                          Year Ended December 31, 1998:

(1)  Statement of Operations as reported in the 8KA filed previously.

(2)  Interest income on the receivable from Develcon Electronics Ltd.

(3)  Amortization of technology license.

(4)  Amortization of goodwill as a result of acquiring INFINOP.

(5)  Infinop Holdings, Inc. and Subsidiaries (INFINOP) historical (unaudited).


                                      F-49